Exhibit 99.2

coffey mining
SPECIALISTS FROM BOARDROOM TO MINE FACE

Esaase Gold Deposit Resource Estimation

Prepared by Coffey Mining Pty Ltd on behalf of:

Keegan Resources Incorporated

Esaase, Ghana, West Africa

RSG Global has merged with Coffey Mining Pty Ltd

Coffey Mining Pty Ltd ABN 52 065 481 209
1162 Hay Street, West Perth WA 6005 Australia

Coffey Mining Pty Ltd
DOCUMENT INFORMATION

Author(s):	Brian Wolfe	Senior Resource Geologist	BSc (Hons) MAusIMM
	Beau Nicholls	Exploration Manager - Brazil	BSc (Geology) (MAIG)

Date:	November 2007

Project Number:	PESA02

Version / Status:	v.02 / Draft

Path & File Name:	Document4

Print Date:	Friday, 7 December 2007

Copies:	Keegan Resources Incorporated	(2)
	Coffey Mining - Perth	(1)

Document Change Control

Version	Description (section(s) amended)	Author(s)	Date

Document Review and Sign Off

Primary Author	Supervising Principal
Brian Wolfe	Ben Palich

Esaase, Ghana, West Africa - PESA02
Esaase Gold Deposit Resource Estimation - November 2007

Coffey Mining Pty Ltd

Table of Contents

1	Summary		1
	1.1	Introduction	1
	1.2	Location	1
	1.3	Ownership	1
	1.4	Geology	1
	1.5	Mineralisation	1
	1.6	Project Status	2
	1.7	Resources	2
	1.8	Conclusions	3
	1.9	Recommendations	3
2	Introduction		4
	2.1	Scope of the Report	4
	2.2	Principal Sources of Information	4
	2.3	Qualifications and Experience	4
	2.4	Independence	5
	2.5	Abbreviations	5
3	Reliance on Other Experts		7
4	Property Description and Location		8
	4.1	Background Information on Ghana	8
	4.2	Project Location	9
	4.3	Land Area	10
	4.4	Mining Claim Description, Agreements and Encumbrances	10
	4.5	Environmental Liabilities	12
	4.6	Permits	12
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography		13
	5.1	Access	13
	5.2	Physiography and Climate	13
	5.3	Local Resources and Infrastructure	13
6	History		14
	6.1	Ownership and Exploration History	14
	6.2	Resource and Reserve History	14
7	Geological Setting		15
	7.1	Regional Geology	15
	7.2	Project Geology	16
8	Deposit Types		18
9	Mineralization		19

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10	Exploration			20
	10.1	Soil Sampling Program		20
	10.2	Induced Polarization (IP) Program		20
	10.3	Introduction		21
	10.4	Drilling Procedures		21
		10.4.1	Accuracy of Drillhole Collar Locations	21
		10.4.2	Downhole Surveying Procedures	21
		10.4.3	Reverse Circulation Drilling Procedures	21
	10.5	Diamond Drilling Procedures		22
	10.6	RC and Core Sampling Procedures		22
	10.7	Summary Results		22
	10.8	Drilling Orientation		22
11	Sampling Method and Approach			24
	11.1	RC Sampling and Logging		24
	11.2	Diamond Core Sampling and Logging		24
	11.3	Sample Recovery		24
	11.4	Sample Quality		25
12	Sample Preparation, Analyses and Security			26
	12.1	Sample Security		26
	12.2	Analytical Laboratories		26
	12.3	Sample Preparation and Analytical Procedure		26
		12.3.1	Transworld Tarkwa	26
		12.3.2	SGS Tarkwa	27
	12.4	Adequacy of Procedures		27
13	Data Verification			28
	13.1	Quality Control Procedures		28
		13.1.1	Keegan	28
		13.1.2	SGS Tarkwa	28
		13.1.3	Transworld Tarkwa	29
	13.2	Quality Control Analysis		29
		13.2.1	Transworld Laboratory, Tarkwa	30
		13.2.2	SGS Laboratory, Tarkwa	31
		13.2.3	Keegan QAQC	31
	13.3	QAQC Conclusions		34
	13.4	Bulk Density Determinations		34
	13.5	Survey Control		35
		13.5.1	Topography	35
	13.6	Data Quality Summary		35
	13.7	Source Data		35
14	Adjacent Properties			36

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15	Mineral Processing and Metallurgical Testing			37
16	Mineral Resource Estimates			39
	16.1	Introduction		39
	16.2	Database Validation		39
	16.3	Geological Interpretation and Modelling		40
		16.3.1	Mineralisation Interpretation	40
		16.3.2	Weathering Interpretation	41
	16.4	Statistical Analysis		42
	16.5	Variography		46
		16.5.1	Introduction	46
	16.6	Esaase Deposit Variography		47
		16.6.1	Zone 1	47
		16.6.2	Zone 2	48
	16.7	Block Modelling		50
		16.7.1	Introduction	50
		16.7.2	Block Construction Parameters	50
	16.8	Grade Estimation		51
		16.8.1	Introduction	51
		16.8.2	The Multiple Indicator Kriging Method	52
	16.9	Multiple Indicator Kriging Parameters		55
	16.10	Resource Classification		56
	16.11	Resource Reporting		57
17	Other Relevant Data and Information			58
18	Interpretation and Conclusions			59
19	Recommendations			60
20	References			62
21	Date and Signature Page			63

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Esaase Gold Deposit Resource Estimation - November 2007

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List of Tables

Table 1.7_1 - Summary Resource Statement (19th October 2007)	3
Table 2.5_1 - List of Abbreviations	6
Table 10.3_1 - Drilling Statistics	21
Table 11.7_1 - Drilling and Sampling Statistics	22
Table 13.2.1_1 - TWL Laboratory Standards	32
Table 13.2.1_2 - Blind Standards - TWL	32
Table 13.2.2_1 - SGS Laboratory Standards	33
Table 13.2.3_1 - Blind Standards - SGS	33
Table 15_1 - Bottle Roll Results	37
Table 15_2 - P80 grind size	38
Table 16.4_1 - RC vs Drillcore Summary Statistics	43
Table 16.4_2 - Domain Composite Statistics (Au g/t)	43
Table16.4_3 - Indicator Class Means	46
Table 16.4_4 - Density Summary Statistics	46
Table 16.6.1_1 - Zone 1: Corellogram Models	49
Table 16.6.2_1 - Zone 2: Corellogram Models	49
Table 16.7.2_1 - Block Model Construction Parameters	51
Table 16.7.2_2 - Dry Bulk Density	51
Table 16.9_1 - MIK Sample Search Parameters	55
Table 17.9_2 - Variance Adjustment Ratios	56
Table 17.10_1 - Confidence Levels of Key Criteria	57
Table 16.11_1 - Grade Tonnage Report Zones 1 and 2	57
Table 20_1 - Esaase Project: Proposed 12 Month Exploration Expenditure	61

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Esaase Gold Deposit Resource Estimation - November 2007

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List of Figures

Figure 4.2_1 - Location of Esaase Concession SW Ghana	10
Figure 4.3_1 - Esaase Licence	11
Figure 7.1_1 - Southwest Ghana Geology	16
Figure 7.2_1 - Map of Esaase Concession-IP Resistivity and Alluvial Mining	17
Figure 9_1 - Trench 9700B	19
Figure 9_2 - High Grade Sheeted Veins	19
Figure 10.1_1 - Gold in Soil Contour Map	20
Figure 11.7_1 - Drillhole Locations by Drilling Type	23
Figure 16.3.1_1 - Mineralisation Interpretation, S Oblique View	40
Figure 16.3.1_2 - Mineralisation Interpretation, Typical Sectional View	41
Figure 16.3.2_1 - Weathering Interpretation, Local Grid 9,840mN	42
Figure 16.4_1 - Log Histogram and Probability Plot Zone 1	44
Figure 16.4_2 - Log Histogram and Probability Plot Zone 2	45
Figure 16.6.1_1 - Zone 1 Grade Variogram	48
Figure 16.6.2_1 - Zone 2 Grade Variogram	50

List of Appendices

Appendix A - QAQC	1

Esaase, Ghana, West Africa - PESA02
Esaase Gold Deposit Resource Estimation - November 2007

Coffey Mining Pty Ltd
1    SUMMARY

1.1    Introduction

Coffey Mining Pty Ltd (“Coffey”) has been commissioned by Keegan Resources Incorporated (“Keegan”) to prepare an Independent Technical Report on the Esaase Gold Project in the country of Ghana, West Africa, in order to provide an update of the Mineral Resources as at 19th October 2007. This report complies with disclosure and reporting requirements set forth in the Canadian Venture Exchange (CNDX) Corporate Finance Manual, National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1.

1.2    Location

The Esaase Gold Project is located in southwest Ghana, West Africa, approximately 35km northeast of the regional capital Kumasi. Travel time between Kumasi and Esaase is approximately 1 hour by car. The concession is reached by tarred and secondary lateritic roads.

1.3    Ownership

The Esaase Gold Project and the mining lease on which it is based are owned 100% by Keegan Resources Ghana, a fully owned subsidiary of Keegan. The Government of Ghana retains the right to take a 10% interest in the project under Section 8 of the Ghanaian Mining Act. The Lease is also subject to a 3.5% NSR owed to the Government of Ghana.

1.4    Geology

The Esaase gold project area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. This package includes mudstones, siltstones, and lesser feldspathic sandstones.

The Esaase resource area is defined by a distinctive structural boundary that divides the more deformed, altered and mineralized siltstone shale unit in the hanging wall from the more massively bedded greywacke in the footwall. All rocks in the siltstone/shale package are moderately to strongly folded and foliated with shale generally displaying better development of foliation than siltstone.

1.5    Mineralisation

The veins are synkinematic, forming as sets of sub-vertical and horizontal to gently dipping veins. Most veins are folded about the dominant axial plane cleavage.

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The lower grade zones (1 to 5g/t Au) and up to 100m in width occur in strong quartz -sericite - iron carbonate - sulphide altered metasediments, The overall trend of these bodies is northeast with a moderate dip to the west. The higher grade quartz veins which are currently the focus of artisanal mining in the area (5 to 127g/t Au), trend north and have dips that vary from vertical to sub-horizontal.

1.6    Project Status

Keegan has completed an initial wide spaced exploration program and have defined a maiden inferred resource. The project is currently at the stage of infill drilling to increase the current identified resource classification.

1.7    Resources

Resource estimates for the Esaase Gold Project have been generated by Coffey Mining on the basis of analytical results available up to 30th September 2007. The resource model was derived via geological interpretation and modelling of the mineralised zone.

Multiple Indicator Kriging (‘MIK’) estimation with indirect lognormal change of support to emulate mining selectivity was selected as an appropriate estimation method based on the quantity and spacing of available data, and the interpreted controls on, and styles of, mineralisation under review.

Coffey Mining also completed a detailed assessment of all analytical quality control data applied in resource estimation. At the time of resource estimation, no material bias had been identified, and the analytical precision for both field duplicate and re-assay data lie within accepted industry limits.

The summarised Resource Statement in Table 1.7_1 has been determined as at 19th October 2007 and has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in December 2005. The resource estimate has been classified as an Indicated and Inferred Resource based on the confidence of the input data, geological interpretation, and grade estimation.

Furthermore, the resource classification is also consistent with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

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Table 1.7_1
Esaase Gold Deposit
Grade Tonnage Report Zone 1 and 2
(Multiple Indicator Kriging; 5mE x 16mN x 2.5mRL Selective Mining Unit)
Lower Cutoff Grade		Average Grade
(g/t Au)	Mt	(g/t Au)	Kozs

	Indicated
0.4	6.943	1.2	264
0.6	5.414	1.4	240
0.8	3.975	1.6	208
1.0	2.852	1.9	176
1.2	2.104	2.2	150
	Inferred
0.4	43.898	1.1	1,620
0.6	31.941	1.4	1,432
0.8	23.158	1.7	1,237
1.0	17.070	1.9	1,062
1.2	12.986	2.2	919
Note: Appropriate rounding has been applied

1.8   Conclusions

The geological understanding of the Esaase Gold Project has evolved greatly since the commencement of the Keegan exploration program. The knowledge acquired to date and exploration success over the last two years confirms the potential of Esaase and surrounding areas.

1.9     Recommendations

Coffey considers that the proposed exploration and development strategy is entirely appropriate and reflects the potential of the Esaase Gold Project.

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2    INTRODUCTION

2.1    Scope of the Report

In August 2007 Coffey Mining Pty Ltd (“Coffey”) was commissioned by Keegan Resources Incorporated (“Keegan”) to undertake resource modelling for the Esaase gold deposit in the Republic of Ghana.

The objectives of the work include:-

●    To complete a mineral resource estimate for the Esaase deposit using Multiple Indicator Kriging;

●    To estimate “recoverable” tonnes and grades for selective mining scenarios (equipment size and grade control data spacing); and

●    Classify the resources in accordance with Australian JORC and Canadian CIM codes.

This report is prepared to comply with reporting requirements set forth in the Canadian National Instrument 43-101. The report is also consistent with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

All monetary figures expressed in this report are in United States of American dollars (US$) unless otherwise stated

2.2   Principal Sources of Information

In addition to numerous site visit undertaken to the Esaase Gold Project between January and July 2007, Coffey Mining has been actively involved in an ongoing consulting role with respects to project management including sampling, quality control and database compilation. A full listing of the principal sources of information is included in Section 22.

Coffey Mining has made all reasonable enquiries to establish the completeness and authenticity of the information provided and identified, and a final draft of this report was provided to Keegan along with a written request to identify any material errors or omissions.

2.3   Qualifications and Experience

Coffey Mining (recently merged with RSG Global) is an integrated Australian-based consulting firm, which has been providing services and advice to the international mineral industry and financial institutions since 1987. Coffey Mining has maintained a fully operational office at Accra in Ghana since 1996, providing an operational base for consulting and contracting assignments throughout the West African region. Additional African offices were established in Johannesburg, South Africa (est. 1999) and in Zambia (est. 2007) to support expanding activities within southern and eastern portions of the continent.

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The report is co-authored by Brian Wolfe and Beau Nicholls and all aspects of the report have been peer reviewed by Ben Palich.

The site visit and review of data quality and sampling methodologies was undertaken by Coffey Mining West African Regional Manager (outgoing), Mr Beau Nicholls. Mr Nicholls is a professional geologist with 13 years experience in mining, resource and exploration geology. He was responsible for providing Keegan technical advice in the initial drilling, sampling and analytical methods utilised by Keegan on their Esaase project along with establishing a technical team of geologists, surveyors and technicians to assist Keegan in the ongoing exploration at Esaase. Mr Nicholls is a Member of the Australian Institute of Geoscientists.

The resource estimation was completed by Coffey Mining Senior Resource Consultant, Mr Brian Wolfe. Mr Wolfe is a professional geologist with 14 years experience in exploration geology, mining geology and geostatistical modelling and estimation of Mineral Resources. Mr Wolfe is a Member of the AusIMM.

Peer review was undertaken by Coffey Mining Manager of the Resource Division (Perth), Mr Ben Palich. Mr Palich is a professional geologist with 13 years experience in the exploration and evaluation of mineral properties internationally, including 5 years as an independent consultant. Mr Palich is a Member of the AusIMM.

Messr Nicholls, Wolfe and Palich all have the appropriate relevant qualifications, experience and independence to be considered Qualified Persons as defined in Canadian National Instrument 43-101 and Competent Persons as defined in the Australasian JORC Code.

2.4    Independence

Neither Coffey Mining, nor the authors of this report, have or have had previously any material interest in Keegan or related entities or interests. Our relationship with Keegan is solely one of professional association between client and independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

2.5   Abbreviations
A full listing of abbreviations used in this report is provided in Table 2.5_1 below.

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Table 2.5_1
List of Abbreviations

	Description		Description
$	United States of America dollars	km2	square kilometres
µ	microns	l/hr/m2	litres per hour per square metre
2D	two dimensional	M	million
3D	three dimensional	m	metres
AAS	atomic absorption spectrometer	Ma	thousand years
Au	gold	MIK	Multiple Indicator Kriging
bcm	bank cubic metres	ml	millilitre
CC	correlation coefficient	mm	millimetres
cfm	cubic feet per minute	MMI	mobile metal ion
CIC	carbon in column	Moz	million ounces
CIL	carbon-in-leach	Mtpa	million tonnes per annum
cm	centimetre	N (Y)	northing
cusum	cumulative sum of the deviations	NaCN	sodium cyanide
CV	coefficient of variation	NATA	National Association of Testing Authorities
DDH	diamond drillhole	NPV	net present value
DTM	digital terrain model	NQ2	size of diamond drill rod/bit/core
E (X)	easting	ºC	degrees centigrade
EDM	electronic distance measuring	OK	Ordinary Kriging
EV	expected value	oz	troy ounce
g	gram	P80 -75µ	80% passing 75 microns
g/m3	grams per cubic metre	PAL	pulverise and leach
g/t	grams per tonne	ppb	parts per billion
HARD	half the absolute relative difference	ppm	parts per million
HDPE	high density poly ethylene	psi	pounds per square inch
HQ2	size of diamond drill rod/bit/core	PVC	poly vinyl chloride
hr	hours	QC	quality control
HRD	half relative difference	Q-Q	quantile-quantile
ICP-MS	inductivity coupled plasma mass spectroscopy	RAB	rotary air blast
ID	Inverse Distance weighting	RC	reverse circulation
ID2	Inverse Distance Squared	RL (Z)	reduced level
IPS	integrated pressure stripping	ROM	run of mine
IRR	internal rate of return	RQD	rock quality designation
ISO	International Standards Organisation	SD	standard deviation
ITS	Inchcape Testing Services	SGS	Société Générale de Surveillance
kg	kilogram	SMU	simulated mining unit
kg/t	kilogram per tonne	t	tonnes
km	kilometres	t/m3	tonnes per cubic metre

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3

Neither Coffey Mining nor the authors of this report are qualified to provide extensive comment on legal issues, including status of tenure, and taxation associated with the Esaase property referred to in this report. Assessment of these aspects has relied heavily on information provided by Keegan, which has not been independently verified by Coffey Mining, and this report has been prepared on the understanding that the property is, or will be, lawfully accessible for evaluation, development, mining and processing.

No warranty or guarantee, be it express or implied, is made by Coffey Mining with respect to the completeness or accuracy of the legal and taxation aspects of this report. Coffey Mining does not accept any responsibility or liability in any way whatsoever to any person or entity in respect of these parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

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4     PROPERTY DESCRIPTION AND LOCATION

4.1     Background Information on Ghana

The Republic of Ghana is a West African country covering 239,460 square kilometres (about the size of Britain). It is one of the five African nations along the northern coastline of the Gulf of Guinea, and is bordered on the west by Cote d'Ivoire, to the north by Burkina Faso, and to the east by Togo. The country consists mostly of low savannah regions with a hilly central belt of forest. Ghana's distinguishing geographic feature is the Volta River, on which was built the Akosombo Dam in 1964. The damming of the Volta created the enormous Lake Volta, which occupies a sizeable portion of Ghana's south-eastern territory. The country lies immediately north of the equator and has a largely tropical climate.

Ghana's population is estimated at 22.9 million (July 2007), generally concentrated in the south of the country. The capital, Accra, is a modern coastal city with a population rapidly approaching 2 million people. The second largest city, Kumasi, lies in the heart of the Ashanti region and has about 860,000 people. Ghana has a large variety of African tribal or sub- ethnic units. The main groups include the Akan (44%), Moshi-Dagomba (16%), Ewe (13%) and Ga (8%) people. Birth rates are high compared with world averages and the annual rate of population growth is one of the highest in the world, although about average for sub- Saharan Africa. Ghana has a relatively young population, with almost one-half of the total population less than 20 years of age. More than two-thirds of the population live in rural areas. The majority of the population are Christian (63%). The northern ethnic groups are largely Muslim (16%). Indigenous beliefs (21%) are also practised throughout the country. English is the official language. Twi is the most widely spoken African language. Ghana consists of 10 administrative regions. The country is bisected by the Greenwich meridian and operates on Greenwich Mean Time.

Throughout the first half of the twentieth century Ghana (then known as the Gold Coast) was a British colony. It was the first sub-Saharan country in colonial Africa to be granted independence on 6 March 1957. Following a national referendum, it became a republic in July 1960. Between 1966 and 1992 periods of democratic rule alternated with military rule. By 1992 the economy had stabilised, a new constitution was put in place and Ghana returned to democracy with the election of Jerry Rawlings as president. Rawling's National Democratic Congress party continued in power throughout the 1990s, being replaced by the New Patriotic Party in the 2000 democratic election. Ghana has now enjoyed 17 years of continuous democratic rule, with political freedoms and stability which are the envy of other African countries. Ghana is governed under a multiparty democratic system, with elected presidents allowed to hold power for a maximum of two terms of four years. The most recent election was held in December 2004 and was won for the second time in a row by the New Patriotic party. The re-elected president is John Kufour. Next elections are to be held in December 2008. The constitution prevents presidents from running for a third term.

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Ghana has a developing mixed economy based largely on agriculture and mining. Despite economic difficulties, it is still one of the most developed countries in tropical Africa. The gross national product ("GNP") is growing about as rapidly as the population. The GNP per capita is among the lowest in the world, though it is above average for western Africa. The domestic economy of Ghana is dominated by subsistence agriculture, which accounts for about 37% of the gross domestic product ("GDP"). Most of the working population (60%) grow food crops (plantain, cassava, maize, yams, rice, groundnuts, etc) for local consumption. The most important cash crop is cocoa. Lesser cash crops include palm oil, rubber, coffee and coconuts. Cattle are farmed in northern Ghana. The most important source of foreign exchange is gold mining, followed by cocoa and timber products. Manganese, bauxite and diamonds are also mined. Tourism is growing rapidly. Gold represents Ghana's major export commodity. Ghana is the world's tenth and Africa's second largest producer of gold, with gold production of 2.0Moz in 2005. The unit of Ghanaian currency is the Ghanaian Cedi. The exchange rate is presently 0.99 Ghana Cedis to the US dollar.

Ghana has substantial natural resources and a much higher per capita output than many other countries in West Africa. Nevertheless, it remains dependent on international financial and technical assistance. Inflation, decreasing currency exchange rate and high interest rates have caused concern in recent years, but are improving with more stringent fiscal and monetary policies. Since the early 1980s, the government of Ghana has made a sustained effort to improve and liberalise the fiscal policies of the country in order to attract private investment and stimulate economic growth. Many state-owned companies have been privatised. The result has been a sustained period of real economic growth and an improvement in the country's balance of payments. However, persistent problems remain such as relatively high inflation and unemployment rates.

Under the constitution of Ghana the judiciary is independent of government and cannot be overruled by the president or the parliament. The head of the judiciary is the Chief Justice. The judiciary rules on civil, criminal and constitutional matters. The system includes the Supreme Court, the Court of Appeal, the High Court and Regional Tribunals. There is also a Judicial Council, with representatives from all parts of the justice system, which acts as a forum to observe and review the functioning of the judiciary and to recommend reforms to government. The constitution also dictates that there is an Attorney General who is a Minister of State and is the principal legal adviser to the government.

4.2   Project Location
The Esaase concession is located in southwest Ghana, West Africa (Figure 4.2_1). It is located in the Amansi East district, in the Ashanti Region, approximately 35km northeast of the regional capital Kumasi.

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4.3    Land Area

The Esaase mining concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32km2. The centre of the concession is located at 1º 53’ west,
6º 34’ north. The concession boundaries have not been legally surveyed, but are described by latitude and longitude via decree. Figure 4.3_1 depicts a plan map of Esaase concession, showing creeks, contours, roads, and concession boundary.

Coffey Mining has not independently verified, nor is it qualified to independently verify, the legal status of the mineral properties in Ghana in which Keegan is understood to have an interest. In preparing this report, Coffey Mining has assumed that the properties are lawfully accessible for evaluation and also mineral production.

4.4   Mining Claim Description, Agreements and Encumbrances

The Esaase Permit has been granted by the Government of Ghana. The permits have been granted to Keegan by the Ministry of Mines and Energy and cannot be contested by any other company. The government maintains a 10% carried interest in all permits within the country. This government interest does not occur until the Exploitation Stage.

The Esaase Permit is classified as a mining permit and allows the company to carry out mining provided certain conditions and fee payments are maintained with the Ministry of Mines and Energy. All mining permits granted in Ghana are for a thirty year period. The Esaase lease was granted on 4th September 1990 to Bonte Gold Mining, which subsequently went into bankruptcy in 2002.

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Sammetro Company Limited (Sammetro) subsequently bought the concession from the Bonte Liquidation Committee (BLC) set up by the Ghanaian Government. Keegan entered into an option agreement on the 3rd  May, 2006 with Sammetro to purchase a 100% interest in the property (subject to the 10% government carried interest and a 0.5% NSR owed to BLC).

The original agreement made on the 3rd May, 2006 included:-

•	Cash payments of US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid),

•	US$100,000 to Sammetro by June 30, 2006, which payment Sammetro delivered to the BLC (paid),

•	US$100,000 to the BLC by December 30, 2006 (paid),

•	US$40,000 to Sammetro on May 3, 2007 (obligation renegotiated, see below),

•	US$100,000 to the BLC by June 30, 2007(paid),

•	US$100,000 to the BLC by December 30, 2007 (paid),

•	US$50,000 to Sammetro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below),

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•	US$200,000 to the BLC on production (paid in advance); and

•	US$100,000 to Sammetro on production (obligation renegotiated, see below).

Keegan also agreed to the Issuance of 780,000 common shares of Keegan to Sammetro over a three year period with 40,000 common shares of Keegan to Sammetro upon exchange approval (issued); 120,000 common shares of Keegan to Sammetro on May 3, 2007 (obligation renegotiated, see below); 240,000 common shares of Keegan to Sammetro on May 3, 2008; and 380,000 common shares of Keegan to Sammetro on May 3, 2009 (obligation renegotiated, see below). Keegan entered into a finder’s fee agreement dated June 5, 2006, whereby Keegan paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

On June 14, after having already issued the cash and share payments and completing the full work expenditure indicated in the previous paragraphs Keegan announced that it had signed a new option agreement so that all further unpaid cash and share payments to Sammetro were no longer owed. In lieu of these payments, Keegan paid $850,000 to a creditor of Sammetro and issued 40,000 additional common shares to Sammetro subsequent to the period. During the period, Keegan paid a finder’s fee of US$85,000 with respect to the renegotiation of the option agreement.

Keegan was subsequently granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments.

4.5    Environmental Liabilities

The Bonte Gold Mining alluvial operation has resulted in a large silting of the associated drainage system utilised by the dredging operation.

Under the agreement with the liquidation committee acting on behalf of the Ghanaian Government, Keegan assumes no environmental liability to any resulting environmental liabilities arising form the operations of Bonte Gold Mines.

4.6    Permits

All resources and areas of more significant exploration potential defined to date lie within the Esaase Permit. The Permit provides Keegan the right to explore for minerals and also to mine under the general mining code of Ghana.

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5.   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1    Access

The concession is accessed from Kumasi city by taking an asphalt road west 10km to the Bibiani Junction at Asenemuso and then southwest 10km to the village of Wioso. At Wioso a secondary asphalt road is taken 8km south to the village of Amankyea then by secondary gravel roads a further 11km via the villages of Ahewerwa and Tetrem. The Esaase project is accessed by a series of secondary roads and footpaths.

5.2    Physiography and Climate

The annual rainfall is in the range of 1500mm to 2000mm with temperatures ranging from 22°C to 36°C. A major rainy season occurs from April to July followed by a minor one from September through to October.

The concession is drained by the Bonte River. The Bonte River is bounded on both sides by steep hills that reach heights of approximately 500mASL. The area is predominantly subsistence farmland producing mainly food crops such as plantain, corn, cassava, yam, tomatoes and some cash crop such as cocoa and oil palm. About 50% of this land is covered with secondary forest and thick brush. The valley floor has been extensively placer mined and now consists primarily of placer tailings.

5.3    Local Resources and Infrastructure

The Esaase exploration camp and surrounding villages are connected to the national electrical grid. Mobile phone communication is accessible in most parts of the concession. A satellite dish is installed in the exploration camp for internet access. The nearest medical clinic and police station are located at Toase-Nkawie, on the Bibiani Highway, 20km from the exploration camp. Hospitals and most government offices are available in Kumasi. Food and general supplies are also purchased in Kumasi

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6    HISTORY

6.1    Ownership and Exploration History

The Bonte area has a long history of artisanal mining, associated with the Ashanti Kingdom. There is also evidence of adits driven by European settlers, between the period 1900 to 1939, although no documented records remain of this activity.

In 1966 to 1967 the Bonte river valley alluvial sediments were drilled and an historical estimated resource was defined of 22 million m3 at 0.24g/t Au. In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (AAGM) and was later transferred to Bonte Gold Mining (BGM), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000oz of alluvial gold on the Esaase concession and another 300,000oz downstream on the Jeni River concession, prior to entering into receivership in 2002.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Keegan signed a letter of agreement with Sametro to earn 90% of the Esaase mining concession over a 3 year period of work commitments and option payments. The government of Ghana retains the remaining 10%.

Since mid 2006, Keegan has undertaken an aggressive exploration program combining soil geochemistry and IP geophysical surveys followed by diamond and reverse circulation exploration and resource drilling.

6.2    Resource and Reserve History

To the authors’ knowledge, no previous Resource Estimate has been carried out on the hard rock component of the Esaase Gold Deposit.

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7    GEOLOGICAL SETTING

7.1    Regional Geology

The geology of Ghana is comprised predominantly of rocks of the Birimian (2.17-2.18Ga) and to a lesser extent of units of the Tarkwaian (2.12-2.14Ga, after Davis et al. 1994).

The Birimian consists of narrow greenstone (volcanic) belts, which can be traced for hundreds of kilometres along strike but are usually only 20 to 60km wide, separated by wider basins of mainly marine clastic sediments. Along the margins of the basins and belts there appears to be considerable interbedding of basin sediments and volcanoclastic and pyroclastic units of the volcanic belts. Thin but laterally extensive chemical sediments (exhalites), consisting of cherts, fine-grained manganese-rich and graphitic sediments, often mark the transitional zones. The margins of the belts commonly exhibit faulting on local and regional scales.

These structures are fundamentally important in the development of gold deposits for which the region is well known.

The Tarkwaian on the other hand, consist of a distinctive sequence of metasediments (quartzites, conglomerates and phyllites) occurring within a broad band along the interior of the Ashanti Belt. They host important paleoplacer gold deposits in the Tarkwa district. Equivalent rock types occur in other belts of the region but in relatively restricted areas. In the type locality at Tarkwa, the sequence is in the order of 2.5km thick, whereas in the Bui belt, comparable units are about 9km thick sediments that mark a rapid period of erosion and proximal deposition during the late-stage of an orogenic cycle.

All of the Birimian sediments and volcanics have been extensively metamorphosed; the most widespread metamorphic facies appears to be greenschist, although in many areas, higher temperatures and pressures are indicated by amphibolite facies.

Detailed structural studies in the region are fairly limited. Studies in the western part of the region (Milesi et al., 1992) have proposed several separate phases of folding and fracturing. However, a regional synthesis by Eisenlohr (1989) has concluded that, although there is considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression. According to Feybesse et al. (1994), as well as Ledru et al. (1994), this extended period of compression resulted in early stage north-south sinistral (left lateral) faults of regional extent and later stage dextral (right lateral) faults oriented approximately northeastsouthwest. A considerable amount of thrusting with a south-easterly vergence was localized along the margins of the major volcanic belts. This is well displayed on the northwest margin of the Ashanti Belt in Ghana.

Figure 7.1_1 below shows the southwest geology of Ghana highlighting the Keegan projects of Esaase and Asumura.

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7.2   Project Geology

The Esaase project area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. Geological mapping on the property has been completed by a combination of an IP survey and resource definition drilling and associated outcrop mapping.

The rocks of the property can be divided into high resistivity and low resistivity metasedimentary units (Figure 7.2_1). Within the resource zone, the host rocks can be divided between shale and siltstone (hanging wall) and greywacke (footwall). The shale and siltstones are thinly to thickly interbedded grading from massive siltstone through mixed shale and siltstone to shale only. For mapping purposes, Keegan have divided the rocks into four categories based on the relative abundance of shale and siltstone.

●    Siltstone = ≤ 20% shale bands or layers

●   Siltstone with shale = 20-50% shale bands or layers

●   Shale with siltstone = 20-50% siltstone bands or layers

●    Shale = ≤ 20% siltstone bands or layers

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The Esaase resource area is defined by a distinctive structural boundary that divides the more deformed, altered and mineralized siltstone shale unit in the hanging wall from the more massively bedded greywacke in the footwall. All rocks in the siltstone/shale package are moderately to strongly folded and foliated with shale generally displaying better development of foliation than siltstone.

Within the shale/siltstone package, closed to tight folds plunge 30 to 60°to the north. The folds are asymmetric with shallowly dipping west limbs and steeply dipping east limbs. Fold limbs and some noses are characterised by zones of higher strain resulting in segmentation of more competent units and development of shear fabrics. Strong transposition is common in these zones, which are termed "fold-shear-transposition zones" (FST zones). The orientation of these zones appears to be axial planar, striking north to north-northeast and dipping steeply northwest. In the footwall zone of the deposit, the greywacke shows markedly less deformation, and bedding appears to dip uniformly and steeply to the east

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8    DEPOSIT TYPES

The target deposit being explored for is the mesothermal auriferous sulphide (arsenopyrite and pyrite) and quartz vein style mineralisation. This is by far the most important type of gold occurrence in West Africa and is commonly referred to as the Ashanti-type in recognition of the Obuasi area being the type locality and the largest gold deposit in the region. Milesi et al. (1992) recognize that these deposits are largely confined to tectonic corridors that are often >50km long and up to several kilometres wide and they usually display complex, multi-phase structural features, which control the mineralisation.

The most common host rock is usually fine-grained metasediments, often in close proximity to graphitic, siliceous, or manganiferous chemical sediments. However, in some areas, mafic volcanics and belt intrusions are also known to host significant gold occurrences. Typically, these deposits feature early-stage disseminated sulphides in which pyrite and arsenopyrite host important amounts of gold. They also feature extensive late stage quartz veining and stockwork systems in which visible gold is quite common and accessory polymetallic sulphides are frequently observed. This type includes most of the important lode/vein deposits in Ghana such as at Obuasi, Prestea, Bogosu, Bibiani and Obotan.

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9    MINERALIZATION

Mineralisation at Esaase is associated with a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. The veins are synkinematic, forming as sets of sub-vertical and horizontal to gently dipping veins. Most veins are folded about the dominant axial plane cleavage.

The lower grade zones (1 to 5g/t Au) are up to 100m in width and occur in strong quartz - sericite - iron carbonate - sulphide altered metasediments. The overall trend of these bodies is northeast with a moderate dip to the west. The higher grade quartz veins which are currently the focus of artisanal mining in the area (5 to 127g/t Au), trend north and have dips that vary from vertical to sub-horizontal.

Figure 9_1 shows lower grade disseminated mineralization displaying bleached to rust-red quartz-kaolinite-iron oxide weathered metasediments with higher grade sheeted vein mineralization. Grades shown in Figure 9_1 are composited over 5m intervals.

Figure 9_2 shows higher grade quartz vein hosted mineralization within altered wall rock. The sheeted quartz veins strike ~350º and dip ~75 º west

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10    EXPLORATION

There had been no modern day hard rock exploration completed on the Esaase project prior to the commencement of exploration by Keegan in mid 2006.

10.1   Soil Sampling Program

Keegan commenced a soil sampling program immediately upon acquisition of the Esaase Concession in June 2006. This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the concession. To date Keegan has received gold analytical results for over 4,000 samples on the property. Figure 10.1_1 shows the gold-insoil contour map derived from these samples. The contours parallel the large resistivity breaks defined by the IP survey. The resource area currently overlies only a small portion of the soil anomalies associated with a greater than 50ppb response.
10.2   Induced Polarization (IP) Program

An IP program was completed in 2006. Keegan processed data for 72 line-kilometres of surveying on 23 lines. The significant results of the IP have been previously discussed in the geology sections and are shown in Figure 7.2_1.

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10.3    Introduction
Drilling at the Esaase Gold Project has been managed by Keegan and Coffey Mining geologists. Surface Reverse Circulation (‘RC’) and Diamond Core (‘DC’) drilling have been completed at the project. The ongoing drill program is designed to test the mineralised corridor delineated from soil sampling, trenching, drilling and geophysical interpretations. The initial 14 diamond drillholes were completed by Eagle drilling contractors with the remainder completed by Geodrill contractors. Both of these drilling companies are reputable Ghana based companies providing RC and Diamond drilling services consistent with current industry standard. Table 10.3_1 summarises pertinent drilling statistics for all holes drilled on the Esaase concession at the time of commencement of the resource estimate study. A total of 198 drillholes have been completed of which 151 of these drillholes (in the currently defined resource area) were used for the resource estimation study.

Table 10.3_1
Esaase Gold Project
Summary Drilling Statistics

RC holes	135	RC metres	22,998.0
RC pre-collars	30	RC pre-collar metres	5,160.6
Diamond tails	30	Diamond tail metres	5,221.3
Diamond holes	33	Diamond hole metres	8,631.1
Total drillholes	198	Total metres drilled	42,011

10.4    Drilling Procedures

10.4.1   Accuracy of Drillhole Collar Locations

Drillhole collars were surveyed by an Coffey Mining surveyor utilising a Thales Promark 3 DGPS unit. This unit was validated as returning sub centimetre accuracy when compared to the topography pickup completed by Coffey Mining using a Geodimeter 610S total station. These instruments have an accuracy of greater than 1cm and are considered conventional.

10.4.2    Downhole Surveying Procedures

Drillholes were surveyed on approximately 50m downhole intervals, using a Reflex EZ-Shot®, an electronic single shot instrument manufactured by Reflex of Sweden.

These measurements have been converted from magnetic to UTM Zone 30North values. The factor used to convert between the two grids is -5 degrees.

10.4.3   Reverse Circulation Drilling Procedures
Keegan supervised RC and diamond drilling was completed by Geodrill using a UDR KL900-02 multipurpose track mounted rig. RC rods were 4½ inch diameter and the drill bit used was a standard 5½ inch diameter.

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10.5    Diamond Drilling Procedures

The initial 14 diamond drillholes (HQ and NQ) were completed by Eagle Drilling using a Longyear 38 skid mounted diamond drill. The Geodrill rig utilised in the RC drilling is multipurpose and completed the remaining diamond component of drilling also. The core was oriented by a combination of the spear technique and the Ezimark orientation device.

10.6    RC and Core Sampling Procedures

The sampling procedures followed during RC and DC drilling are detailed in Section 12, as is the sample quality assessment.

10.7   Summary Results
It is not practical to include a listing of all sample results, as a total of 37,267 RC samples and diamond core samples have been collected to date. Table 11.7_1 summarises pertinent statistics relating to the RC and core sampling program.

Table 11.7_1
Esaase Project
Drilling and Sampling Statistics
Method	Number	Average	Total	Number of
		Length	Metres	Assays
RC	135	175	28,158.6	27,678
Diamond tails	30	174	5,221.3	4,788
Diamond	33	262	8,631.1	4,801
Total	198	85	42,011	37,267

The location of the drillhole collars in the vicinity of the main zone of mineralisation, colour coded by method, is displayed in Figure 11.7_1.

10.8    Drilling Orientation

The vast majority of drillholes in the west dipping Esaase mineralisation were collared at an orientation of approximately 100° (UTM). A small number of holes were drilled towards approximately 300°.

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11   SAMPLING METHOD AND APPROACH

11.1    RC Sampling and Logging

RC drill chips were collected as 1m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting.

The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 2kg was collected for submission to the laboratory for analysis. Keegan analysed all 1m samples.

RC chip trays were systematically compiled and logged with all bulk rejects being stored at the Keegan exploration camp in Esaase.

11.2    Diamond Core Sampling and Logging

The sampling of the core was subject to the discretion of the geologist completing the geological logging. Initially, nominally 2m intervals were taken unless geological features were identified requiring smaller intervals. After December 2006, nominally 1m intervals were taken. 26.4% of diamond core sampling was submitted as whole core. The remaining 73.6% was submitted and half core. After the marking out of the required interval, the core was generally cut in half by the electric diamond blade core saw. The cut is made 1cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.

In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

Core structure orientations were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, RQD percentage, rock type, weathering, rock strength and fractures per metre. This basic geotechnical logging is considered appropriate at this stage of project development.

11.3    Sample Recovery

Sample recovery for RC drilling was noted as very good and averages approximately 30kg per metre drilled. Bulk sample weights have been systematically recorded for each metre drilled.

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11.4    Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noticed.

Twinning of the DC drilling and RC drilling has not been completed by Keegan at this stage and it is difficult to determine if any negative bias has resulted in the DC drilling due to the use of water. A number of the DC holes had poor recovery in the highly weathered zone and there exists potential to wash the fine gold associated with the fractures and veining and therefore underestimate the gold content.

RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable reproducibility has been identified during an assessment of RC field duplicate data (Section 14.2) generated and no distinct bias is evident.

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12   SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1    Sample Security

The close scrutiny of sample submission procedures by Keegan technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Current Keegan sampling procedures require samples to be collected in staple closed bags once taken from the rig. They are then transported to the Esaase camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Reference material is retained and stored at the Keegan exploration camp at Esaase, as well as chips derived from RC drilling, half-core and photographs generated by Diamond drilling, and duplicate pulps and residues of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the anticipated tenor of mineralisation.

12.2    Analytical Laboratories

Preparation and assaying of samples from the Esaase deposit has been carried out at two independent laboratories:-

●    SGS Tarkwa (SGS) (from April 2007).

●    Transworld Tarkwa (TWL) (from October 2006).

12.3   Sample Preparation and Analytical Procedure

12.3.    Transworld Tarkwa

The assay method applied by TWL Tarkwa for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at TWL Tarkwa.

•	Sample Preparation

o	3kg or less of sample is dried, disaggregated, and jaw crushed to 3mm.

o	Sample is pulverised to a nominal 95% passing -75 micron using an LM2 pulveriser.

o	Two pulp samples are taken for analysis and pulp storage.

•	Sample Analysis

o	50g charge, Fire Assay fusion, lead collection, AAS determination to 0.1ppm.

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12.3.2    SGS Tarkwa

The methodology for the 50g fire assay from the SGS Tarkwa laboratory, is the same as that completed at TWL.

12.4    Adequacy of Procedures

Analytical procedures associated with data generated to date are consistent with current industry practise and are considered acceptable for the style of mineralisation identified at Esaase. Quality control procedures are described in the next section.

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13    DATA VERIFICATION

13.1    Quality Control Procedures

The quality control procedures adopted by the Keegan and the relevant analytical laboratories are listed in point form below.

13.1.1    Keegan

Keegan has undertaken the procedures recommended by Coffey Mining from January 2007, and include:-

●    Insertion of 9 (Geostats Standards and CDN Resource Standards) internationally certified standard reference material (5% of samples).

●    Insertion of Blank material (5% of samples).

●    RC Field duplicates taken (5% of samples).

●    Diamond Core Field duplicates completed by a second split at the 3mm jaw crushing stage.

●    Submission of selected Umpire samples to SGS.

●    Review of the Keegan and the internal laboratory QC data on a batch by batch basis.

The assay quality control procedures applying to the various laboratories is summarised in the following sections.

13.1.2    SGS Tarkwa

The following quality control procedures are adopted by SGS which is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation:-

•	Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.

•	Compressed air gun used to clean crushing and milling equipment between samples.

•	Barren quartz 'wash' applied to the milling/pulverising equipment at the rate of 1:10.

•	Quartz washes assayed to determine the level of cross contamination.

•	Sieve tests are carried out on pulps at the rate of 1:50 to ensure adequate size reduction.

•	Assaying of certified standards at the rate of one per batch of 20.

•	A minimum of 5% (1:20) of the submitted samples in each batch are subject to repeat analysis.

•	Blank samples are inserted at the rate of approximately 1:30.

•	Industry recognised certified standards are disguised and inserted at a rate of 1:30.

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·   Assaying of internal standards data.

·   Participation in two international round robin programs; LQSi of USA and Geostats of Australia.

13.1.3   Transworld Tarkwa

TWL applies most of the QC procedures used by SGS although it only participates in the Geostats round robin umpire assay program and it does not utilise the CCLAS computer system.

13.2    Quality Control Analysis

The quality control data analysed by Coffey Mining includes:-

Standard and blanks (both Field and Laboratory).

●   RC Field duplicates.

●    Laboratory repeats.

●    Re-assayed pulps.

●    Umpire assaying.

The assay quality control data, as they pertain to resource estimates completed on the basis of data available, have been subset into the categories above, and reviewed separately.

The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:-

●    Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.

●    Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.

●    Mean v's % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range.

●    Mean vs %HRD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean % HRD).

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•
Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used.

•	Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.

Comments on the results of the statistical analyses for each laboratory are provided below while a compilation of the descriptive statistics and graphical plots are presented as illustrations in Appendix 1.

13.2.1    Transworld Laboratory, Tarkwa

TWL Duplicate Repeats

At TWL, every 20th sample is duplicated. A duplicate is two separate samples taken from the total pulped sample. Duplicate repeats are analysed in the same batch and are therefore not subject to intra-batch variance. Only assays greater than 10 times the detection level (>=0.1ppm Au) are included in the assessment and data are divided into drillcore (HQ and NQ, 118 assays) and riffle split 1m RC drill chips (246 assays). Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples.

TWL Pulp Respray

After initial calibration of the AAS with control standards, the batch is sprayed (the aspirator tube is placed in the DIBK layer and approximately 1ml is sprayed into the AAS flame). On combustion, the absorbance is measured by the AAS and the strength of the absorbance is proportional to the gold concentration). At the end of spraying, the operator returns to every 10th samples and performs the same operation and this is the Pulp Respray. At the end, control samples are again presented to the AAS to verify that short term drift has not occurred. Only assays greater than 10 times the detection level (>=0.1ppm Au) are included in the assessment and data are divided into drillcore (HQ and NQ, 154 assays) and riffle split 1m RC drill chips (553 assays). Results show equivalent means between the duplicate repeats and precision well within acceptable limits for both diamond core and RC samples.

TWL Check Repeats

Check repeats occur where high grade samples are encountered or where the result is out of sequence (eg 0.01-0.04-0.02-1.2-0.03: Result 1.2 is out of sequence and would be repeated). A repeat is a second 50g sample taken from the same kraft envelope as the original analysis (Au1) and is thus different from the duplicate repeat. Check Repeats are analysed later than the original assay (in a different batch) and may therefore be subject to intra-batch variance compared with the original result. Only assays greater than 10 times the detection level (>=0.1ppm Au) are included in the assessment and data are divided into drillcore (HQ and NQ, 265 assays) and riffle split 1m RC drill chips (573 assays). Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples

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TWL Pulp Reassay

Only pulp reassays greater than or equal to 10 times the detection level (0.1ppm Au) are considered for analysis and these comprise 568 riffle split 1m RC drill chip assays. Results show a slightly lower mean for the reassays and acceptable precision.

TWL Lab Standards and Blanks Analysis

Six certified standards were inserted by TWL into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. A total of 3,512 standards and blanks assays are available for analysis. Results generally show a positive bias of between -0.44% to 3.05%. This positive bias is more evident for higher grade standards.

13.2.2   SGS Laboratory, Tarkwa

SGS Duplicate Second Split

This comprises RC and diamond core field duplicates and is achieved by taking a second split at the 3mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the reassay.

SGS Replicate First Split

These assays represent a random repeat assay with four random repeats completed from each batch of 50 samples. Results show equivalent means and an acceptable level of precision between the original and the reassay.

Lab Standards and Blanks Analysis

Four certified standards were inserted by SGS into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. A total of 938 standards and blanks assays are available for analysis. Results show a relative low bias of up to -2.09%.

13.2.3    Keegan QAQC

Keegan Field Standards and Blanks

A total of 10 Certified Standards and one blank have been included in sample batches sent to TWL and SGS. A total of 2,963 assays were available for analysis. Results and show a significant positive bias of up to 7.19% for Transworld Laboratories. This positive bias is more evident at higher grades. Blind standards analysis at SGS shows a significant negative bias of up to -10.67% however is generally around 3% to 4%. Again, the worst result is shown by the highest grade standard.

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Table 13.2.1_1
Transworld Laboratory Tarkwa
Laboratory Submitted Blanks and Standards
Standard Name	Expected Value	+/-10% (EV)		No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
	(EV)	(g/t)		Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)
TWL Submitted Blanks
Reagent Blank	0.005	0.0045 to	0.0055	612	0.005	0.02	0.005	98.86	18.96	1.80
Sample Blank	0.005	0.0045 to 0.0055		1370	0.005	0.02	0.005	98.98	12.47	1.17
TWL Submitted Standards
BM292	1.48	1.33 to	1.63	66	1.41	1.60	1.50	100	2.62	1.1
ST06_5322	1.04	0.94 to	1.14	108	0.97	1.11	1.04	100	2.52	-0.44
ST06_5356	1.04	0.94 to	1.14	466	0.97	1.12	1.05	100	2.26	0.48
ST17_2290	0.78	0.70 to	0.86	595	0.72	0.85	0.79	100	2.68	1.61
ST343	1.286	0.18 to	0.22	218	0.19	0.23	0.20	98.62	3.91	2.09
ST364	8.59	7.73 to	9.45	68	8.20	9.31	8.85	100	3.10	3.05

Table 13.2.1_2
Transworld Laboratory Tarkwa
Field Submitted Blanks and Standards
Standard Name	Expected Value	+/-10% (EV)		No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
	(EV)	(g/t)		Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)
Keegan Submitted Blanks
Sample Blank	0.005	0.0045 to 0.0055		13	0.005	0.01	0.006	76.92	34.23	23.08
Keegan Submitted Standards
CDN-GS-1C	0.99	0.89 to 1.09		241	0.91	1.19	1.04	82.57	4.48	4.94
CDN-GS-P5	0.525	0.47 to 0.58		76	0.45	0.62	0.52	85.53	6.51	-0.75
CDN-GS-P5B	0.44	0.40 to 0.48		174	0.41	0.54	0.50	74.14	5.56	6.62
G396-5	7.36	6.62 to	8.10	23	5.92	9.89	7.56	73.91	10.91	2.72
G901-11C	1.34	1.21 to	1.47	157	1.05	1.67	1.43	74.52	5.73	6.93
G901-9	0.69	0.62 to	0.76	64	0.59	0.81	0.72	76.56	5.73	4.87
G905-10	6.75	6.08 to	7.43	31	5.97	8.44	7.09	61.29	9.07	5.01
G905-5	0.52	0.47 to	0.57	37	0.45	0.58	0.51	86.49	6.15	-1.98
G997-9	5.16	4.64 to	5.68	127	3.82	6.29	5.53	53.54	8.87	7.19

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Table 13.2.2_1
SGS Laboratory Tarkwa
Laboratory Submitted Blanks and Standards
Standard Name	Expected Value	+/-10% (EV)		No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
	(EV)	(g/t)		Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)
SGS Submitted Blanks
Reagent Blank	0.005	0.0045 to	0.0055	179	0.005	0.01	0.005	94.41	21.75	5.59
Sample Blank	0.005	0.0045 to 0.0055		157	0.005	0.02	0.005	92.99	36.84	9.55
SGS Submitted Standards
ST05_2286	2.36	2.12 to2.60		151	2.14	2.52	2.33	100	2.09	-1.27
ST14_6368	0.41	0.37 to	0.45	164	0.38	0.42	0.40	100	2.26	-2.90
ST21_5327	6.83	6.15 to	7.51	122	6.21	7.35	6.76	100	2.64	-1.03
ST37_8229	1.73	1.56 to	1.90	165	1.62	1.84	1.71	100	1.76	-1.30

Table 13.2.3_1
SGS Laboratory Tarkwa
Field Submitted Blanks and Standards
Standard Name	Expected Value	+/-10% (EV)		No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
	(EV)	(g/t)		Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)
Keegan Submitted Blanks
Sample Blank	0.005	0.0045 to	0.0055	29	0.005	0.09	0.039	3.45	51.329	-21.72
Keegan Submitted Standards
CDN-GS-1C	0.99	0.89 to 1.09		50	0.81	1.11	1.024	86	5.05	3.43
CDN-GS-P5B	0.44	0.40 to 0.48		38	0.39	0.51	0.42	94.737	5.20	-3.89
G396-5	7.36	6.62 to	8.10	9	4.9	6.91	6.57	77.78	9.17	-10.67
G901-11C	1.34	1.21 to	1.47	222	1.18	1.43	1.30	99.55	1.97	-3.30
G901-9	0.69	0.62 to	0.76	215	0.55	0.81	0.64	68.37	4.96	-6.72
G995-1	2.74	2.47 to	3.01	228	2.38	3.40	2.65	93.42	4.79	-3.23
G905-5	0.52	0.47 to	0.57	139	0.43	0.64	0.52	79.14	8.25	0.567
G997-9	5.16	4.64 to	5.68	175	4.08	5.50	4.97	96.57	3.52	-3.73

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Keegan Field Duplicates

Field duplicates totalling 932 and 1,270 have been sent to TWL and SGS respectively. Only assays returning values greater than ten times the detection limits (>0.1ppm Au) have been considered in the analysis. Results show equivalent means for both drillcore and RC chips and acceptable levels of precision for the type of duplicate.

Keegan Assay Resplits (Umpire)

In January and February 2007 a total of 1,197 RC samples were re-split and sent for analysis at SGS Tarkwa (TWL was the primary laboratory for the initial analysis). Only assays >0.1g/t Au are considered in the analysis and a total of 481 assay pairs are available for analysis. Results show a significantly lower mean (by 15.6%) for analysis completed at SGS.

13.3    QAQC Conclusions

Coffey Mining believes that the current QAQC systems in place at Esaase to monitor the precision and accuracy of the sampling and assaying are adequate with the exception that a program of umpire assaying should be initiated. Pertinent conclusions from the analysis of the available QAQC data include:-

●    Use of Certified Standard Reference material has shown a significant relative low bias for SGS Laboratories, Tarkwa.

●    Use of Certified Standard Reference material has shown a significant relative high bias for Transworld Laboratories, Tarkwa.

●    Repeat analyses have confirmed that the precision of sampling and assaying is within acceptable limits for sampling of gold deposits.

13.4    Bulk Density Determinations

A total of 3550 bulk density determinations have been collected for the Esaase deposit by Coffey Mining. The readings were taken over a range of lithological and weathered profiles by Coffey Mining technicians. The procedure used is detailed below and works on the Archimedies Principle. A custom set of “Bulk Density” scales with a weighing hook located underneath (purchased from Corstor South Africa) was utilised for the measurements:-

●    10cm billet of clean dry (dried in an oven for 4 hours at 60oC) core is weighed.

●    Core is immersed in paraffin wax then reweighed to establish weight of the wax.

●    Core is then suspended and weighed in water to determine the volume.

The Bulk Density is then calculated as Bulk Density core = [Mass core] / [(Mass air - Mass water) - (Mass wax / 0.9)].

A statistical analysis of the results is presented in Section 17.4.

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13.5   Survey Control

13.5.1    Topography

Topography has been generated from a Total Station survey completed by Coffey Mining surveyors in 2007. This topography is to an accuracy of +/-30cm and compares well with the drillhole collar survey data. Coffey Mining considers the topography to be of high confidence.

13.6    Data Quality Summary

On the basis of the Coffey Mining involvement in consulting to Keegan since January 2007, the appropriateness of the exploration procedures relating to resource delineation can be summarised as follows:-

●    Diamond and RC drilling have been undertaken by reputable contract drilling companies using industry standard drilling equipment and procedures.

●    Survey control is accomplished by surveying of drillhole collars using high accuracy surveying equipment. Drillhole locations are well established in relation to the UTM grid.

●    Drillhole sampling procedures are consistent with acceptable industry standards.

●    Assaying procedures are considered consistent with acceptable industry standards.

●    QAQC procedures are adequate, although further analysis of the high bias noted in the TWL assay data and the low bias noted in the SGS assay data is required.

●    Bulk density stratification based on Diamond core data is considered acceptable for resource calculation.

●    The umpire sampling program needs to be undertaken on a regular basis.

●    Drillhole twinning of DC and RC needs to be undertaken to determine if a bias exists.

13.7    Source Data

Keegan has maintained all digital and hard copy data for the Esaase Gold Project. In summary, the following key digital data relevant to the resource estimation study are available:-

●    Drillhole databases containing collar location data, downhole survey data, assay data, and geology data.

●    Internal documentation including geological logging tables.

●    Density databases.

●    In addition, reference data and support documentation relevant to the resource estimation study are available as are internal company reports.

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14    ADJACENT PROPERTIES
There are a number of operating mines in proximity (<100km) to the Esaase Gold Project. They include world class gold deposits such as the Obuasi project operated by Anglo Ashanti, and the Akyem Gold project that is currently being developed by Newmont mining.

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15    MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical testwork was conducted on behalf of Keegan by Coffey Mining in July 2007, to determine potential amenability of oxide, transition and fresh ore zones to heap leach and / or CIL processing routes. Testwork was completed at the IML laboratory in Perth, Western Australia. All three ore zones displayed amenability to conventional gold recovery via cyanidation with reasonable gold recoveries and reagent consumptions at both 'as received' RC chip sizing and after grinding to typical CIL size ranges.

Mineralogical examination of the three ore zones indicated the presence of coarse gold in the transitional and fresh samples. This gold was generally fine at around 10µm and occluded in pyrite, with the exception of the fresh sample which contained larger, free gold grains up to 300µm in size. Sulphide was predominately pyrite and minor arsenopyrite.

The 'as received' bottle roll tests conducted at approximately 1mm were used to indicate the likely amenability to heap leaching. The oxide material produced a recovery of 85.8% with a residue of 0.18g/t which is within the range of heap leach viable ores. The RC chip sample had a P80sizing of 478µm which is considerably finer than would be achieved in a full scale crushing operation and requires follow up bottle roll and column testwork at coarser size fractions to confirm gold recovery and percolation rate information.

The fresh and transitional zones produced recoveries of 66.8% and 65.3% respectively, with considerably higher residues ranging from 0.60g/t - 0.74g/t. These samples, although potentially heap leachable, were also considerably finer (P80sizing of ~1mm) than would be achieved in a full scale crushing plant, and hence gold recoveries at coarser size fractions need to be investigated further. A summary of the 'heap leach' bottle roll tests are shown below. Both the transition and fresh samples were also of a relatively high gold grade, which can bias the 'percentage' gold recoveries. At a lower head grade, with the same residue value (as would be expected), the 'percentage' recovery would be significantly lower.

Summary of 'as received' bottle roll results:-

Table 15_1
Esaase Project
Bottle Roll Results
	Sizing	Residue Assay		Head Assay		Recovery
Zone	P80(µm)	(g/t)		(g/t)		(%)
		Size/Assay	Whole	Calc	Assay
Oxide	478	0.17	0.19	1.29	0.99	85.8
Transitional	929	0.74	0.70	2.07	3.44	65.3
Fresh	1000	0.60*	0.60	1.81*	0.87	66.8
* - outlier removed

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The cyanidation testwork carried out at differing grinds was used to estimate the likely performance of a conventional CIL process route, including grind sensitivity, indicative gold recovery and reagent consumptions for each ore zone. In all three cases, maximum recoveries were achieved at 75µm, however the oxide material showed little difference in recovery and residue grades below 300µm. The grind dependent nature of the fresh and transitional ores corresponds with the mineralogical data, in that the fine gold occluded in sulphide grains is liberated at finer grind sizes. Residue analysis indicated that a large portion of the non-leached gold resided in the -45µm fraction. A summary of the results for the P80grind size at 75µm is given below.

Summary of P80grind size at 75µm bottle roll results:-

Table 15_2
Esaase Project
P80 grind size

		Residue Assay		Head Assay
Zone	Sizing	(g/t)		(g/t)		Recovery
	P80(µm)					(%)
		Size/Assay	Whole	Calc	Assay
Oxide	75	0.08	0.17	1.43	0.99	91.4
Transitional	75	0.32	0.43	2.89	3.44	87.0
Fresh	75	0.37	0.46	2.01	0.87	79.4

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16    MINERAL RESOURCE ESTIMATES

16.1    Introduction

Coffey Mining has estimated the Mineral Resource for the Esaase Gold Project as at 19th of October 2007. All grade estimation was completed using Multiple Indicator Kriging (‘MIK’) for gold. This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralisation, and the style of mineralisation. The estimation was constrained with geological and mineralisation interpretations.

16.2    Database Validation

The resource estimation was based on the available exploration drillhole database which was compiled by Coffey Mining in MS Access. The database has been reviewed and validated by Coffey Mining prior to commencing the resource estimation study.

Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process.

The database was validated in Micromine software and the checks made to the database prior to loading into Vulcan included:-

•	No overlapping intervals.

•	Downhole surveys at 0 depth.

•	Consistency of depths between different data tables.

•	Check gaps in the data.

A total number of 145 samples from 6 sample batches were destroyed during a fire at the SGS laboratory in Tarkwa. These samples have been replaced by -999 in the database. Other changes that were made to the database prior to loading into Vulcan included:-

•	Replacing less than detection samples with half detection.

•	Replacing intervals with no sample with -999.

•	Replacing intervals with assays not yet received with -999.

The resource dataset has been described in Section 11. In summary, samples were composited to 3m down-hole lengths with residual intervals less than 3m length being retained and all composites being length weighted to minimise data loss. The resulting file contained 10,883 composites with gold grades. A total of 151 RC and diamond drillholes were used in the resource modelling study.

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16.3    Geological Interpretation and Modelling

Based on grade information and geological observations, oxidation and mineralised domain boundaries have been interpreted and wireframes modelled to constrain resource estimation for the Esaase deposit.

Interpretation and digitising of all constraining boundaries has been undertaken on cross sections orientated at 100º (drill line orientation). The resultant digitised boundaries have been used to construct wireframe surfaces or solids defining the three-dimensional geometry of each interpreted feature. The interpretation and wireframe models have been developed using the Vulcan mine planning software package.

16.3.1    Mineralisation Interpretation

For the purpose of resource estimation, two mineralised domains were interpreted and were modelled on a lower cut-off grade of 0.4g/t Au. The domains are listed below and depicted in Figure 16.3.1_1 and Figure 16.3.1_2.

●   Footwall Domain: Designated Zone 1. A moderately to steeply dipping zone hosting the bulk of the mineralisation and entirely contained within the sedimentary sequence. This domain dips more steeply towards the north and is depicted in Figure 16.3.1_1 on the right.

●    Hangingwall Domain: Designated Zone 2. A parallel to sub-parallel zone of mineralisation, structurally higher than the footwall domain and depicted on the left in Figure 16.3.1_1.

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16.3.2    Weathering Interpretation

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises of strongly weathered saprolite, moderately weathered saprock, transition material and fresh units. In general weathering surface broadly parallel the topographical profile although weathering tends to be deeper within zones of mineralisation and tends to parallel the footwall to the mineralisation where the footwall approaches the surface. On some sections the intermixing of the weathering types can be quite complicated. All of the weathering surfaces have been utilised in terms of dividing the gold mineralisation into secondary domaining for statistical analysis and incorporated into the resource model for the purposes of assigning tonnage factors. Figure 16.3.2_1 is an example section (at 9,840mN, local grid) showing the distribution of weathering types and the interpreted position of the top of fresh rock.

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16.4   Statistical Analysis

The lengths of the samples were statistically assessed prior to selecting an appropriate composite length for undertaking statistical analyses, variography and grade estimation. Summary statistics of the sample length indicates that 87.6% of the samples were collected at 1m intervals, 10.2% was collected at 2m intervals and the remainder (2.2%) was sampled at irregular intervals less than 2m. Statistical analysis was undertaken based on 3m composites of the gold assay data for the resource dataset drilling completed at Esaase. All composites inside and outside the wireframes were flagged as separate domains. A total of 10,833 composites were used in the modelling process from a total of 151RC and diamond drillholes.

Summary statistics were generated to compare assayed RC samples and drillcore samples. Only assays greater than 0.3g/t Au were considered. These are presented in Table 16.4_1. The means of two types of sampling are similar with the medians being equivalent. Differences may be explained by the effect of high grade outliers.

Separate statistics were generated for each domain. The data was further subdivided, and flagged, into sub-domains based on weathering profile. Summary statistics for each modelled domain are presented in Table 16.4_2.

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Table 16.4_1
RC vs Drillcore Summary Statistics

Item	RC	DC
Count	4,812	732
Minimum	0.31	0.31
Maximum	214.32	70.99
Mean	1.761	1.645
Median	0.72	0.7
Standard Deviation	5.902	4.471
Variance	34.832	19.986

Table 16.4_2
Esaase Gold Deposit
Domain Composite Statistics (Au g/t)

Domain	Sub-Domain	N	Mean	Std Dev	Minimum	Maximum	Median
	Strongly Weathered	406	1.083	1.617	0.005	14.083	0.577
	Moderately Weathered	323	1.4	4.65	0.005	66.29	0.54
Zone 1	Transition	236	1.107	2.41	0.005	24.657	0.437
	Fresh	1444	0.818	1.68	0.005	23.707	0.35
	All	2409	0.969	2.373	0.005	66.29	0.426
	Strongly Weathered	377	1.064	4.381	0.005	71.643	377
	Moderately Weathered	474	0.781	1.493	0.005	18.84	474
Zone 2	Transition	204	0.943	1.636	0.005	12.757	204
	Fresh	775	0.605	1.292	0.005	15.313	775
	All	1830	0.783	2.357	0.005	71.643	1830
All Domains		4239	0.889	2.368	0.005	71.643	0.36

Figure 16.4_1 to 16.4_2 shows log histograms and probability plots of gold grades for Zones 1 and 2. Populations of gold grades are close to lognormal and show strong positive skewness for both domains and this is typical of many gold deposits. The coefficient of variation ('CV') of Zones 1 and 2 are moderately high indicating that it may be difficult to maintain a high degree of selectivity in mining.

Conditional statistics for data within each domain to be estimated by Multiple Indicator Kriging are listed in Table 16.4_3.

Bulk density determinations were coded by weathering interpretation in the database and density values for the weathering subdivisions were subsequently extracted from the database. Summary statistics are presented in Table 16.4_4 below.

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		Table 16.4_3
		Esaase Gold Deposit
		Indicator Class Means

		Domain
	Zone 1			Zone 2
Probability	Grade	Class Mean	Probability	Grade	Class Mean
Threshold	Threshold		Threshold	Threshold
0.26	0.15	0.07	0.27	0.051	0.037
0.37	0.25	0.195	0.40	0.093	0.07
0.48	0.4	0.322	0.50	0.145	0.115
0.58	0.55	0.47	0.59	0.192	0.166
0.66	0.7	0.615	0.65	0.253	0.221
0.71	0.85	0.775	0.70	0.352	0.298
0.75	1	0.92	0.76	0.457	0.399
0.80	1.2	1.086	0.79	0.542	0.496
0.85	1.5	1.346	0.82	0.662	0.609
0.88	1.75	1.613	0.86	0.812	0.728
0.91	2.1	1.898	0.90	1.074	0.922
0.93	2.48	2.287	0.93	1.234	1.12
0.94	2.99	2.702	0.94	1.401	1.312
0.96	4.12	3.593	0.95	1.732	1.508
0.97	5.35	4.752	0.97	2.755	1.981
0.99	8.65	6.626	0.98	3.588	3.062
Max	13	11.412	Max	14.5	9.702

		Table 16.4_4
		Esaase Gold Deposit
		Density Statistics

	Strongly Oxidised	Weakly Oxidised	Transition	Fresh
Number	89	147	108	2093
Minimum	2	1.39	1.38	1.07
Maximum	2.64	2.73	3.17	3.88
Mean	2.35	2.39	2.47	2.74
Median	2.35	2.39	2.56	2.77
Std Dev	0.13	0.17	0.33	0.19
Variance	0.02	0.03	0.11	0.04
Coeff Var	0.05	0.07	0.14	0.07

16. 5    Variography

16.5.1   Introduction

Variography is used to describe the spatial variability or correlation of an attribute (gold, silver etc). The spatial variability is traditionally measured by means of a variogram, which is generated by determining the averaged squared difference of data points at a nominated distance (h), or lag (Srivastava and Isaacs, 1989). The averaged squared difference (variogram or γ(h)) for each lag distance is plotted on a bivariate plot, where the X-axis is the lag distance and the Y-axis represents the average squared differences (γ(h)) for the nominated lag distance.

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Several types of variogram calculations are employed to determine the directions of the continuity of the mineralisation:-

Traditional variograms are calculated from the raw assay values.

Log-transformed variography involves a logarithmic transformation of the assay data.

•	Gaussian variograms are based on the results after declustering and a transformation to a Normal distribution.

•	Pairwise-relative variograms attempt to 'normalise' the variogram by dividing the variogram value for each pair by their squared mean value.

•	Correlograms are 'standardized' by the variance calculated from the sample values that contribute to each lag.

Fan variography involves the graphical representation of spatial trends by calculating a range of variograms in a selected plane and contouring the variogram values. The result is a contour map of the grade continuity within the domain.

The variography was calculated and modelled in the geostatistical software, Isatis. The rotations are tabulated as input into Isatis (geological convention), with X representing rotation around Z axis, Y representing rotation around Y` axis and Z representing rotation around X``. Dip and dip direction of major, semi-major and minor axes of continuity are also referred to in the text. Modelled correlograms were generally shown to have good structure and were used throughout.

16.6   Esaase Deposit Variography

Grade and indicator variography was generated to enable grade estimation via MIK and change of support analysis to be completed. In addition, Gaussian variograms were also investigated. Seven indicator thresholds (Table 16.6_2) were investigated for each domain. Interpreted anisotropy directions correspond well with the modelled geology and overall geometry of the interpreted Domains.

16.6.1    Zone 1

Grade variography shows good structure and displays moderate anisotropy between the major and semi-major axes. Two spherical models have been fitted to the experimental correlogram, with the correlogram exhibiting a high relative nugget effect (calculated by dividing the nugget variance by the sill variance) of 45%. The short-range structure, which has been modelled with ranges of 20m, 15m and 3m for the major, semi-major and minor axis respectively, accounts for half of the non-nugget variance. The overall ranges fitted to the Zone 1 correlogram are 75m, 40m and 9m for the major, semi-major, and minor axis respectively. The interpreted major direction of continuity dips at 15º towards 036º50’. The modelled grade variogram plot is provided in Figure 16.6.1_1.

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Modelled indicator correlograms display a range of relative nugget values from 35% to 65% and this is broadly comparable with the grade variogram nugget of 45%. Table 16.6.1_1 presents the fitted grade and indicator variogram models for Zone 1.

16.6.2    Zone 2

Grade variography shows good structure and displays moderate anisotropy between the major and semi-major axes. One spherical model has been fitted to the experimental correlogram, with the correlogram exhibiting a moderate to high relative nugget effect of 50%. The spherical model has been fitted with minor ranges of 12m, 8m and 4m. A second exponential model has been fitted with overall ranges of 90m, 50m and 25m for the major, semi-major and minor axis respectively. The short range structure accounts for slightly more than half of the non nugget variance.

The interpreted major direction of continuity dips at 13º towards 34º25'. Table 16.6.2_1 presents the fitted grade variogram and indicator variogram models for Zone 2 while the grade variogram plot is provided in Figure 16.6.2_1.

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Table 16.6.1_1
Esaase Deposit
Zone 1 Correlogram Models

						Structure 1				Structure 2
		Rotation (Isatis)
Grade Variable or	Nugget						Range (m)				Range (m)
Indicator Threshold	(C0)				Sill 1		Semi		Sill 2		Semi
		Z	Y	X	(C1)	Major	Major	Minor	(C2)	Major	Major	Minor
Grade Variography
Gold (Au gt)	0.45	-130	50	160	0.27	20	15	3	0.28	75	40	9
Indicator Variography
0.15(1)	0.35	-130	50	160	0.28	71	35	16	0.37	135	71	25
0.25(1)	0.39	-130	50	160	0.27	68	32	14	0.34	130	68	23
0.40	0.45	-130	50	160	0.26	65	30	12	0.29	125	65	21
0.55(2)	0.5	-130	50	160	0.255	63.5	29	11	0.245	120	63.5	20.5
0.70	0.54	-130	50	160	0.25	62	27	9	0.21	115	62	20
0.85(3)	0.56	-130	50	160	0.25	58	23	9	0.19	113.5	61	19
1.00	0.57	-130	50	160	0.25	55	20	8	0.18	112	60	18
1.20(4)	0.58	-130	50	160	0.25	50	19	6	0.17	110	57.5	14
1.50	0.59	-130	50	160	0.25	45	18	4	0.16	107	55	10
1.75(5)	0.61	-130	50	160	0.24	38	16.5	4	0.15	105	52.5	10
2.10	0.62	-130	50	160	0.24	32	15	4	0.14	100	50	10
2.48(6)	0.63	-130	50	160	0.235	27	14.5	3.5	0.135	97.5	47.5	10
2.99	0.64	-130	50	160	0.23	25	14	3	0.13	95	45	10
4.12(7)	0.64	-130	50	160	0.23	22.5	13	3	0.13	92.5	43	9
5.35	0.64	-130	50	160	0.23	20	12	3	0.13	90	40	8
8.65(8)	0.65	-130	50	160	0.22	18	10	2.5	0.13	87	37	7
Note:	1) Assumed model based on 0.40 Au g/t variogram model
2) Assumed model based on 0.40 Au g/t and 0.70 Au g/t variogram models
3) Assumed model based on 0.70 Au g/t and 1.00 Au g/t variogram models
4) Assumed model based on 1.00 Au g/t and 1.50 Au g/t variogram model
5) Assumed model based on 1.50 Au g/t and 2.10 Au g/t variogram model
6) Assumed model based on 2.10 Au g/t and 2.99 Au g/t variogram models
7) Assumed model based on 2.99 Au g/t and 5.35 Au g/t variogram models
8) Assumed model based on 5.35 Au g/t variogram model

Table 16.6.2_1
Esaase Deposit
Zone 2 Correlogram Models

						Structure 1				Structure 2
		Rotation (Isatis)
Grade Variable or	Nugget						Range (m)				Range (m)
Indicator Threshold	(C0)				Sill 1		Semi		Sill 2		Semi
		Z	Y	X	(C1)	Major	Major	Minor	(C2)	Major	Major	Minor
Grade Variography
Gold (Au gt)	0.5	-130	40	160	0.28	12	8	4	0.22	90	50	25
Indicator Variography
0.10(1)	0.32	-130	40	160	0.44	54	26	16	0.24	166	79	46
0.20(1)	0.33	-130	40	160	0.44	52	24	13	0.23	163	77	43
0.30	0.34	-130	40	160	0.44	50	22	11	0.22	160	75	40
0.40(2)	0.39	-130	40	160	0.4	47	21	9.5	0.21	157.5	72.5	37.5
0.50	0.43	-130	40	160	0.36	44	20	8	0.21	155	70	35
0.60(3)	0.45	-130	40	160	0.36	42	19	7.5	0.19	152.5	67.5	32.5
0.75	0.47	-130	40	160	0.35	40	18	7	0.18	150	65	30
0.85(4)	0.485	-130	40	160	0.35	37.5	16.5	6.5	0.165	140	62.5	28.5
1.00	0.5	-130	40	160	0.34	35	15	6	0.16	130	60	27
1.30(5)	0.525	-130	40	160	0.335	30	13.5	5.5	0.14	120	57.5	27
1.65	0.55	-130	40	160	0.33	25	12	5	0.12	110	55	27
2.10(6)	0.575	-130	40	160	0.315	24	11	5	0.11	95	52.5	23.5
2.45	0.6	-130	40	160	0.3	23	10	5	0.1	80	50	20
2.9(7)	0.625	-130	40	160	0.285	21.5	9.5	4.5	0.09	73	47.5	18.5
3.50	0.65	-130	40	160	0.27	20	9	4	0.08	65	45	17
6.00(8)	0.66	-130	40	160	0.26	18	8	3.5	0.08	60	42	16
Note:
   1) Assumed model based on 0.30 Au g/t variogram model
2)	Assumed model based on 0.30 Au g/t and 0.50 Au g/t variogram models
3)	Assumed model based on 0.50 Au g/t and 0.75 Au g/t variogram models
4)	Assumed model based on 0.75 Au g/t and 1.00 Au g/t variogram model
5)	Assumed model based on 1.00 Au g/t and 1.65 Au g/t variogram model
6)	Assumed model based on 1.65 Au g/t and 2.45 Au g/t variogram models
7)	Assumed model based on 2.45 Au g/t and 3.50 Au g/t variogram models
8)	Assumed model based on 3.50 Au g/t variogram model

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16.7    Block Modelling

16.7.1    Introduction

A three-dimensional block model was constructed for the Esaase deposit, covering all the interpreted mineralisation zones and including suitable additional waste material to allow later pit optimisation studies.

16.7.2   Block Construction Parameters

A sub-block model was used to construct the Esaase mineralisation and background models (Table 16.7.2_1). Block coding was completed on the basis of the block centroid, wherein a centroid falling within any wireframe was coded with the wireframe solid attribute. The block model was rotated to 045º to adequately represent the overall strike direction of mineralisation.

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Table 16.7.2_1
Esaase Gold Deposit
Block Model Construction Parameters

	Minimum	Maximum	Extent	Parent/Sub Block
	(m)	(m)	(m)	Size
Easting	619,800	620,900	1,100	10/2.5
Northing	723,900	726,300	2,400	40/2.5
Elevation	-250	500	750	5/1

The parent block size was selected on the basis of the average drill spacing (40 - 80m section spacing) and the variogram models, which indicate estimation of blocks smaller than the data spacing is not practical. A parent block size of 10mE x 40mN x 5mRL was selected as appropriate. Sub-blocking to a 2.5mE x 2.5mN x 1mRL size was completed to ensure adequate volume representation.

The attributes coded into the block models included the weathering and mineralisation models. A visual review of the wireframe solids and the block model indicates robust flagging of the block model.

Bulk density has been coded to the block model based on the weathering profile. The average bulk density for each subdivision, as presented in Table 16.7.2_2, was coded via a block model script. A description of the density measurement methodology can be found in Section 14.4.

Table 16.7.2_2
Esaase Gold Deposit
Dry Bulk Density
Oxidation State	DBD t/m3
Strongly weathered	2.35
Weakly weathered	2.39
Transition	2.47
Fresh	2.74

16.8    Grade Estimation

16.8.1    Introduction

Resource estimation for the Esaase mineralisation was completed using MIK within Zones 1 and 2. Ordinary Kriging, Inverse Distance Squared and Nearest Neighbour estimates were also completed to allow comparison with the post within these domains processed etype mean.

Grade estimation was carried out using the Vulcan implementation of the GSLIB kriging algorithms. Calculation of selective mining unit estimates was undertaken using the Coffey Mining developed scripts. A description of the MIK estimation methodology is provided in Section 16.8.2.

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16.8.2    The Multiple Indicator Kriging Method

The MIK technique is implemented by completing a series of Ordinary Kriging ("OK") estimates of binary transformed data. A composite sample, which is equal to or above a nominated cutoff or threshold, is assigned a value of 1, with those below the nominated indicator threshold being assigned a value of 0. The indicator estimates, with a range between 0 and 1, represent the probability the point will exceed the indicator cutoff grade. The probability of the points exceeding a cutoff can also be considered broadly equivalent to the proportion of a nominated block that will exceed the nominated cutoff grade.

The estimation of a complete series of indicator cut-offs allows the reconstitution of the local histogram or conditional cumulative distribution function (ccdf) for the estimated point. Based on the ccdf, local or block properties, such as the block mean and proportion (tonnes) above or below a nominated cutoff grade can be investigated.

Post MIK Processing - E-Type Estimates

The E-type estimate provides an estimate for the grade of the total block or bulk-mining scenario. This is achieved by discretising the calculated ccdf for each block into a nominated number of intervals and interpolating between the given points with a selected function (e.g.: the linear, power or hyperbolic model) or by applying intra-class mean grades. The sum of all these weighted interpolated points or mean grades enables an average whole block grade to be determined.

The following example shows the determination of an E-Type estimate for a block containing three indicator cutoffs.

The indicator cutoffs and associated probabilities calculated are:-

		Indicator	Cutoff Grade	Indicator Probability
			Aug/t	(cumulative)
		minimum grade *	0	0.00 **
		indicator 1	1	0.40
		indicator 2	2	0.65
		indicator 3	3	0.85
		maximum grade *	4	1.00 **
Note :	*	Cutoff grades determined by the user.
	**	Indicator probability is assumed at the minimum and maximum cutoff.

The whole block grade can now be determined in this block with the following parameters used for the purposes of the interpolation:-

●    Number of discretisation intervals:     4.

●    Linear extrapolation between all points (median grade between nominated cutoffs).

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The worked example is then calculated with the following steps:-

●    Interval 1 (0-1g/t Au)     median grade x probability/proportion attributed to the interval (0.5g/t Au x 0.40 = 0.200).

●    Interval 2 (1 - 2g/t Au)     median grade x proportion (1.5g/t Au x 0.25 = 0.375).

●    Interval 3 (2 - 3g/t Au)     median grade x proportion (2.5g/t Au x 0.20 = 0.500).

●    Interval 4 (3 - 4g/t Au)     median grade x proportion (3.5g/t Au x 0.15 = 0.525).

●    Calculate total grade        average all calculated intervals ((0.2+0.375+0.500+0.525)/1) =1.60g/t Au.

It is also possible from this example to calculate the proportion and grade above a nominated cutoff (e.g. 2g/t - at sample support or complete selectivity). The following steps would be undertaken to calculate the tonnes and grade at sample selectivity using a 2g/t cutoff:-

●    Interval 3 (2 - 3g/t Au)     median grade x proportion (2.5g/t Au x 0.20 = 0.500).

●    Interval 4 (3 - 4g/t Au)     median grade x proportion (3.5g/t Au x 0.15 = 0.525).

●    Calculate total grade     average all calculated intervals ((0.500+0.525)/0.35) = 2.93g/t Au with 0.35% of the block above the cutoff.

The effect of using a non-linear model to interpolate between cutoffs is to shift the grade weighting associated with that cutoff away from the median. For Esaase, the intra-class means based on the cut composite data have been used to reconstitute the ccdf and produce block statistics.

It is noted, however, that the calculation of the E-type estimate and complete selectivity often does not allow mine planning to the level of selectivity which is proposed for production. To achieve an estimate which reflects the levels of mining selectivity envisaged, a selective mining unit ("SMU") correction is often applied to the calculated ccdf.

Support Correction (Selective Mining Unit Estimation)

A range of techniques are known to produce a support correction and therefore allow for selective mining unit emulation. The common features of the support correction are:-

•	Maintenance of the mean grade of the histogram (E-type mean).

•	Adjustment of the histogram variance by a variance adjustment factor (f ).

The variance adjustment factor, used to reduce the histogram or ccdf variance, can be calculated using the variogram model. The variance adjustment factor is often modified to account for the likely grade control approach or 'information effect'.

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In simplest terms, the variance adjustment factor takes into account the known relationship derived from the dispersion variance.

Total variance = variance of samples within blocks + variance between blocks.

The variance adjustment factor is calculated as the ratio of the variance between the blocks and the variance of the samples within the blocks, with a small ratio (e.g. 0.10) indicating a large adjustment of the ccdf variance and large ratio (e.g. 0.80) representing a small shift in the ccdf.

Two simple support corrections that are available include the Affine and Indirect Lognormal correction, which are both based on the permanence of distribution. The discrete gaussian model is often applied to global change of support studies and has been generated on the composite data set as a comparison. The indirect lognormal correction was applied to the Esaase MIK grade estimates.

Indirect Lognormal Correction

The indirect lognormal correction can be implemented by adjusting the quantiles (indicator cutoffs) of the ccdf with the variance adjustment factor so that the adjusted ccdf represents the statistical characteristics of the block volume of interest.

This is implemented with the following formula:-

q = quantile of distribution.      q' = a x qb

q' = quantile of the variance-reduced distribution.

where the coefficients a and b, are given by the following formula:-

At the completion of the quantile adjustments, grades and tonnages (probabilities are then considered a pseudo tonnage proportion of the blocks) at a nominated cutoff grade can be calculated using the methodology described above (E-type). The indirect lognormal correction, as applied to the Esaase deposit, is the best suited of the common adjustments applied to MIK to produce selective mining estimates for positively skewed distributions.

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16.9   Multiple Indicator Kriging Parameters

MIK estimates were completed for relevant domains using the indicator correlogram models (Section 16.6), and a set of ancillary parameters controlling the source and selection of composite data. The sample search parameters were defined based on the variography and the data spacing, and a series of sample search tests performed in Isatis geostatistical software. A total of 16 indicator thresholds were estimated for Zones 1 and 2 (see Tables 16.6.1_1 and 16.6.2_1).

The sample search parameters are provided in Table 16.9_1. Soft boundaries were used in the estimation pass 1 which, for example, allows samples lying within Zone 1 to be used for the estimation of Zone 2. For successive estimation passes, hard boundaries were which does not allow samples lying within Zone 1 to be used for the estimation of Zone 2. This strategy allows adequate estimation in areas where the 2 estimation domains are adjacent to each other. A three-pass estimation strategy was applied to each domain, applying progressively expanded and less restrictive sample searches to successive estimation passes, and only considering blocks not previously assigned an estimate. In addition, each

		Table 16.9_1
		Multiple Indicator Kriging Sample Search Parameters
			Rotation			Search Distance		Min.	Max.	Max.
Zone	Estimation							No. of	No. of	No. of
	Pass	X	Y	Z	X	Y	Z	Comp.	Comp.	Comp.
										per Hole
	1	36.835	-15.189	48.237	100	50	15	12	20	6
1 South	2	36.835	-15.189	48.237	200	75	30	8	20	6
	3	36.835	-15.189	48.237	400	200	75	6	20	6
	1	36.835	-15.189	70	100	50	15	12	20	6
1 North	2	36.835	-15.189	70	200	75	30	8	20	6
	3	36.835	-15.189	70	400	200	75	6	20	8
	1	34.421	-12.7	38.256	100	50	15	12	20	6
2 South	2	34.421	-12.7	38.256	200	75	30	8	20	6
	3	34.421	-12.7	38.256	400	200	75	5	20	10
	1	34.421	-12.7	70	100	50	15	12	20	6
2 North	2	34.421	-12.7	70	200	75	30	8	20	6
	3	34.421	-12.7	70	400	200	75	6	20	8

All relevant statistical information was recorded to enable validation and review of the MIK estimates. The recorded information included:-

•	Number of samples used per block estimate.

•	Average distance to samples per block estimate.

•	Estimation flag to determine in which estimation pass a block was estimated.

•	Number of drillholes from which composite data were used to complete the block estimate.

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The MIK estimates were reviewed visually and statistically prior to being accepted. The review included the following activities:-

•	Comparison of the E-type estimate versus the mean of the composite dataset, including weighting where appropriate to account for data clustering.

•	Visual checks of cross sections, long sections, and plans.

Alternative estimates were also completed to test the sensitivity of the reported model to the selected MIK interpolation parameters. An insignificant amount of variation in overall grade was noted in the alternate estimations.

Applying the modelled variography, variance adjustment factors were calculated to emulate a 5mE x 16mN x 2.5mRL selective mining unit ("SMU") via the indirect lognormal change of support. The intra-class composite mean grades (Table 16.4_2) were used in calculating the whole block and SMU grades. The change of support study also included the calculation of the theoretical global change of support via the discrete Gaussian change of support model.

An 'information effect' factor is commonly applied to the originally derived panel-to-block variance ratios to determine the final variance adjustment ratio. The goal of incorporating information effect is to calculate results taking into account that mining takes place based on grade control information. There will still be a quantifiable error associated with this data and it is this error we want to incorporate. This is achieved in practice by running a test kriging estimation of an SMU using grade control data (the results required to incorporate this option in the change of support do not depend on the assay data so the grade control data can be hypothetical). The incorporation of the information effect is commonly found to be negligible, however can have a significant effect in some cases. In this case, the information effect factor has not been applied.

The variance adjustment ratios are provided in Table 16.9_2.

	Table 17.9_2
	Esaase Gold Deposit
	Variance Adjustment Ratios
	(10mE x 5mN x 2.5mRL SMU)

Zone	1	2
Variance adjustment factor (f)	0.17	0.3

16.10   Resource Classification

The grade estimates for Zone 1 and Zone 2 have been classified as Indicated and Inferred in accordance with N43-101 guidelines based on the confidence levels of the key criteria that were considered during the resource estimation. Key criteria are tabulated below.

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Table 16.10_1
Esaase Deposit
Confidence Levels of Key Criteria

Items	Discussion	Confidence
Drilling Techniques	RC/Diamond - Industry standard approach	High
Logging	Standard nomenclature and apparent high quality	High
Drill Sample Recovery	Drill core and RC recovery adequate	High
Sub-sampling Techniques and	Industry standard for both RC and Diamond	High
Sample Preparation
Quality of Assay Data	Available data shows negative bias for SGS and positive bias for TWL	Moderate
Verification of Sampling	No drillhole twinning to reproduce original drill intercept. Dedicated twin	High
and Assaying	drilling is recommended
Location of Sampling Points	Survey of all collars with adequate downhole survey. Investigation of	High
available downhole survey indicates expected deviation.
Central area of core mineralisation defined on a notional 40mE x 25mN
Data Density and Distribution	drill spacing. Other areas more broadly spaced to approximately 80mN	Medium
spaced lines reflecting a lower confidence.
Audits or Reviews	Coffey Mining is unaware of external reviews	N/A
Database Integrity	Minor errors identified and rectified	High
The broad mineralisation constraints are subject to a large amount of
Geological Interpretation	uncertainty concerning mineralisation trends as a reflection of drilling	Low
density and geological complexity. Closer spaced drilling recommended to resolve this issue.
	DBD measurements taken from drill core, DBD applied is considered	Moderate below top of
Rock Dry Bulk Density	robust when compared with 3D data.	transition, low in oxide
material
Estimation and Modelling	Multiple Indicator Kriging	High
Techniques
Mining Factors or Assumptions	5mE by 16mN by 2.5mRL SMU	Moderate

16.11    Resource Reporting

A summary of the estimated resources for the Esaase deposit is provided in Table 16.11_1 below.

Table 16.11_1 Esaase Gold Deposit

Grade Tonnage Report Zone 1 and 2
(Multiple Indicator Kriging; 5mE x 16mN x 2.5mRL Selective Mining Unit)

Lower Cutoff Grade	Mt	Average Grade	Kozs
(g/t Au)		(g/t Au)
		Indicated
0.4	6.943	1.2	264
0.6	5.414	1.4	240
0.8	3.975	1.6	208
1.0	2.852	1.9	176
1.2	2.104	2.2	150
		Inferred
0.4	43.898	1.1	1,620
0.6	31.941	1.4	1,432
0.8	23.158	1.7	1,237
1.0	17.070	1.9	1,062
1.2	12.986	2.2	919
Note:	Appropriate rounding has been applied.

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17    OTHER RELEVANT DATA AND INFORMATION

There is no other data or information relevant to this report.

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18    INTERPRETATION AND CONCLUSIONS

The pertinent observations and interpretations which have been developed in producing this report are detailed in the sections above.

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19    RECOMMENDATIONS

Drilling and studies completed to date have defined an Inferred and Indicated Mineral resource at Esaase. The data collected is considered to be of moderately high quality and suitable for resource estimation.

Further scope exists to improve the geological and resource estimation confidence in the regions currently defined as an Inferred Resource along with extensional drilling along the general corridor of defined mineralisation.

It is recommended that:-

•	Further checks are completed of the bias identified in the TWL and SGS data and ensure that if a bias is identified in future results, it is identified and re-assayed if required.

•	Additional bulk density data is collected. This data should include a determination of the moisture content.

•	Twinning of diamond holes using RC should be completed to enable a comparative analysis of the sampling methods to be completed.

•	Scoping level economic evaluations are completed to investigate the potential to economically exploit the deposit.

•	Infill drilling is completed to at least 40m by 40m to improve the confidence and increase the resource category.

•
Additional drilling is completed to further define the periphery of the deposit where insufficient drilling exists to define high confidence resources. This also applies to similar geochemical and geophysical signatures identified in the ongoing regional exploration program.

Keegan have provided a comprehensive 12 months exploration and resource definition program and budget for the Esaase Gold Project. The second phase of exploration proposed is contingent on the level of success resulting from the first phase.

Expenditure for the Esaase Gold Project (US$) is detailed below in Table 20_1.

The first 6 months program involves pit optimization and scoping level economic evaluations on inferred resources, which will determine a rough estimate of the amenability of the deposit to different scenarios of mining, milling and ore beneficiation. RC drilling of current exploration and resource extension targets will continue concurrently as will the commencement of infill drilling designed to move the near surface mineralization from the inferred category to the indicated category. This will be combined with hole twinning, the collection of additional bulk density, assay lab checks, detailed regolith and structural studies, ongoing community development programs and the initiation of baseline environmental and socioeconomic studies.

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The second 6 month phase will involve more extensive RC and diamond drilling to assess the depth potential of the resource and further develop metallurgical and geotechnical databases to be used in engineering scoping studies. Infill drilling will continue to move inferred category resources to the indicated category. Exploration will also continue on specific targets that have potential to increase the resource inventory. Further economic analysis via pit optimisation and economic scoping studies will be applied to resources moved to the indicated category in order move the project further towards the pre-feasibility stage.

Table 20_1
Esaase Gold Deposit
Proposed 12 Months Expenditure ($US)

Activity	0-6 months	6-12 months	Total
Environmental, Socioeconomic studies	300,000	560,000	860,000
Community Development	180,000	240,000	420,000
Geological and Regolith mapping	75,000	120,000	195,000
Geochemical Sampling	190,000		190,000
Geophysics	200,000		200,000
Trenching	180,000	100,000	280,000
AirCore/RAB Drilling
RC / Core Tail Drilling	2,000,000	2,000,000	4,000,000
Diamond Drilling		1,400,000	1,400,000
Pit optimisation and Scoping Study	200,000	400,000	800,000
Metallurgy	100,000	180,000	280,000
Analytical Services	300,000	560,000	860,000
Technical and Support Staff	500,000	830,000	1,330,000
Land Access and Tenement Costs	102,000	120,000	222,000
Field Consumables	500,000	750,000	1,250,000
Administration	200,000	360,000	560,000
Total	5,027,000	7,620,000	12,647,000

Coffey considers that the proposed exploration and evaluation strategy is consistent with the potential of the project, providing that it is appropriately staged in order to assess the results of on-going exploration. The proposed expenditure is also generally considered to be adequate to cover the cost of the proposed programs and the budgets are adequate to meet minimum statutory expenditure requirements.

Esaase, Ghana, West Africa - PESA02 Esaase Gold Deposit Resource Estimation - November 2007	Page: 61

Coffey Mining Pty Ltd

20    REFERENCES

Central Intelligence Agency - World Factbook www.cia.gov/library/publications/the-world- factbook/geos/gh.html

RSG Global Pty. Ltd. (April 2007), Esaase Gold Project - Preliminary Metallurgical Testwork - Chris Witt.

RSG Global Pty. Ltd. (May 2007), Esaase Gold Project - Structural Controls on Gold Mineralisation in the Esaase Project Area - Dr John V Smith.

RSG Global Pty. Ltd. (Jan - July 2007), Various Internal memorandums to Keegan - Beau Nicholls.

Keegan Resources, (Jan - July 2007), Various Internal memorandums - D. McCoy, R.Haslinger.

Esaase, Ghana, West Africa - PESA02 Esaase Gold Deposit Resource Estimation - November 2007	Page: 62

Coffey Mining Pty Ltd

21    DATE AND SIGNATURE PAGE

Certificate of Qualified Person

As an author of the report entitled "Independent Technical Report" dated 7th December 2007, on the Esaase Gold property of Keegan Resources Inc. (the "Study"), I hereby state:-

1.	My name is Beau Nicholls and I am and have been employed since 2000 as a Consulting Geologist with the firm of Coffey Mining Pty. Ltd. of 1162 Hay Street, West Perth, 6005.

2.
I am a practising geologist with 13 years of Mining and Exploration geological experience. I have worked in Australia, Eastern Europe and West Africa. I am a member of the Australian Institute of Geoscientists ("AIG").

3.	I am a graduate of Western Australian School of Mines - Kalgoorlie and hold a Bachelor of Science Degree in Mineral Exploration and Mining Geology (1994).

4.	I have practiced my profession continuously since 1995.

5.	I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").

6.
I have visited the Esaase project on various occasions in January to June of 2007. As the regional manager for the RSG Global West African office, I was contracted by Keegan to establish RSG Global internal procedures for the ongoing exploration and resource definition drilling at Esaase. I also provided ongoing consulting advice to exploration and resource definition techniques being applied by Keegan.

7.	I contributed to, and I am jointly responsible for, all sections of this report.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.

9.	I am independent of Keegan Resources Inc. pursuant to section 1.4 of the Instrument.

10.	I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.

11.
I do not have nor do I expect to receive a direct or indirect interest in the Esaase Gold property of Keegan Resources Inc. and I do not beneficially own, directly or indirectly, any securities of Keegan Resources Inc. or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 7th December, 2007.

With best regards

Beau Nicholls	BSc(Geology)
Exploration Manager - Brazil

Esaase, Ghana, West Africa - PESA02 Esaase Gold Deposit Resource Estimation - November 2007	Page: 63

Coffey Mining Pty Ltd

Certificate of Qualified Person

As an author of the report entitled "Independent Technical Report" dated 7th December 2007, on the Esaase Gold property of Keegan Resources Inc. (the "Study"), I hereby state:-

1.	My name is Brian Wolfe and I am and have been employed since 2005 as a Consulting Geologist with the firm of Coffey Mining Pty. Ltd. of 1162 Hay Street, West Perth, 6005.

2.
I am a practising geologist with 13 years of Mining and Exploration geological experience. I have worked in Australia, Europe and West Africa. I am a registered Member of the Australasian Institute of Mining and Metallurgy (No 225255)..

3.	I am a graduate of the National University of Ireland, Dublin, with a BSc Degree (Honours) in Geology (1992).

4.	I have practiced my profession continuously since 1993.

5.	I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").

6.
I have not visited the Esaase project, however Beau Nicholls, as the regional manager for the RSG Global West African office (recently merged with Coffey Mining), has visited on numerous occasions and has also provided ongoing consulting advice to exploration and resource definition techniques being applied by Keegan.

7.	I contributed to, and I am jointly responsible for, all sections of this report.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.

9.	I am independent of Keegan Resources Inc. pursuant to section 1.4 of the Instrument.

10.	I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.

11.
I do not have nor do I expect to receive a direct or indirect interest in the Esaase Gold property of Keegan Resources Inc. and I do not beneficially own, directly or indirectly, any securities of Keegan Resources Inc. or any associate or affiliate of such company.

12.	Dated at Perth, Western Australia, on 7th December, 2007

13.	With best regards

Brian Wolfe Senior Consultant - Resources	BSc (Geology)

Esaase, Ghana, West Africa - PESA02 Esaase Gold Deposit Resource Estimation - November 2007	Page: 64

Appendix A

QAQC

APPENDIX A
QAQC
Transworld Laboratory – Tarkwa

Appendix A: QAQC	Page: 1

APPENDIX A
QAQC
Transworld Laboratory – Tarkwa

Appendix A: QAQC	Page: 2

APPENDIX A
QAQC
Transworld Laboratory – Tarkwa

Appendix A: QAQC	Page: 3

APPENDIX A
QAQC
Transworld Laboratory – Tarkwa

Appendix A: QAQC	Page: 4

APPENDIX A
QAQC
Transworld Laboratory – Tarkwa

Appendix A: QAQC	Page: 5

APPENDIX A
QAQC
Transworld Laboratory – Tarkwa

Appendix A: QAQC	Page: 6

APPENDIX A
QAQC
Transworld Laboratory – Tarkwa

Appendix A: QAQC	Page: 7

APPENDIX A
QAQC
Transworld Laboratory – Tarkwa

Appendix A: QAQC	Page: 8

APPENDIX A
QAQC
TWL Laboratory Standards

Appendix A: QAQC	Page: 9

APPENDIX A
QAQC
TWL Laboratory Standards

Appendix A: QAQC	Page: 10

APPENDIX A
QAQC
TWL Laboratory Standards

Appendix A: QAQC	Page: 11

APPENDIX A
QAQC
TWL Laboratory Standards

Appendix A: QAQC	Page: 12

APPENDIX A
QAQC
TWL Laboratory Standards

Appendix A: QAQC	Page: 13

APPENDIX A
QAQC
TWL Laboratory Standards

Appendix A: QAQC	Page: 14

APPENDIX A
QAQC
TWL Laboratory Standards

Appendix A: QAQC	Page: 15

APPENDIX A
QAQC
TWL Laboratory Standards

Appendix A: QAQC	Page: 16

APPENDIX A
QAQC
Blind Standards and Blanks - TWL

Appendix A: QAQC	Page: 17

APPENDIX A
QAQC
Blind Standards and Blanks - TWL

Appendix A: QAQC	Page: 18

APPENDIX A
QAQC
Blind Standards and Blanks - TWL

Appendix A: QAQC	Page: 19

APPENDIX A
QAQC
Blind Standards and Blanks - TWL

Appendix A: QAQC	Page: 20

APPENDIX A
QAQC
Blind Standards and Blanks - TWL

Appendix A: QAQC	Page: 21

APPENDIX A
QAQC
Blind Standards and Blanks - TWL

Appendix A: QAQC	Page: 22

APPENDIX A
QAQC
Blind Standards and Blanks - TWL

Appendix A: QAQC	Page: 23

APPENDIX A
QAQC
Blind Standards and Blanks - TWL

Appendix A: QAQC	Page: 24

APPENDIX A
QAQC
Blind Standards and Blanks - TWL

Appendix A: QAQC	Page: 25

APPENDIX A
QAQC
Blind Standards and Blanks - TWL

Appendix A: QAQC	Page: 26

APPENDIX A
QAQC
TWL Versus Umpire Laboratory (SGS Tarkwa)

Appendix A: QAQC	Page: 27

APPENDIX A
QAQC
SGS Laboratory -Tarkwa

Appendix A: QAQC	Page: 28

APPENDIX A
QAQC
SGS Laboratory -Tarkwa

Appendix A: QAQC	Page: 29

APPENDIX A
QAQC
SGS Laboratory -Tarkwa

Appendix A: QAQC	Page: 30

APPENDIX A
QAQC
SGS Laboratory -Tarkwa

Appendix A: QAQC	Page: 31

APPENDIX A
QAQC
SGS Laboratory -Tarkwa

Appendix A: QAQC	Page: 32

APPENDIX A
QAQC
SGS Internal Laboratory Standards

Appendix A: QAQC	Page: 33

APPENDIX A
QAQC
SGS Internal Laboratory Standards

Appendix A: QAQC	Page: 34

APPENDIX A
QAQC
SGS Internal Laboratory Standards

Appendix A: QAQC	Page: 35

APPENDIX A
QAQC
SGS Internal Laboratory Standards

Appendix A: QAQC	Page: 36

APPENDIX A
QAQC
SGS Internal Laboratory Standards

Appendix A: QAQC	Page: 37

APPENDIX A
QAQC
SGS Internal Laboratory Standards

Appendix A: QAQC	Page: 38

APPENDIX A
QAQC
Blind Standards and Blanks  - SGS

Appendix A: QAQC	Page: 39

APPENDIX A
QAQC
Blind Standards and Blanks  - SGS

Appendix A: QAQC	Page: 40

APPENDIX A
QAQC
Blind Standards and Blanks  - SGS

Appendix A: QAQC	Page: 41

APPENDIX A
QAQC
Blind Standards and Blanks  - SGS

Appendix A: QAQC	Page: 42

APPENDIX A
QAQC
Blind Standards and Blanks  - SGS

Appendix A: QAQC	Page: 43

APPENDIX A
QAQC
Blind Standards and Blanks  - SGS

Appendix A: QAQC	Page: 44

APPENDIX A
QAQC
Blind Standards and Blanks  - SGS

Appendix A: QAQC	Page: 45

APPENDIX A
QAQC
Blind Standards and Blanks  - SGS

Appendix A: QAQC	Page: 46

APPENDIX A
QAQC
Blind Standards and Blanks  - SGS

Appendix A: QAQC	Page: 47

APPENDIX A
QAQC
Re-Assaying TWL Data

Appendix A: QAQC	Page: 48